CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03 FEB 24 AM 7:21

82-4507

7 February 2003

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

03003963

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 January 2003 till 31 January 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-jan03.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Raffles successfully resolves post-completion matters relating to Swissotel acquisition. Group will recognize a S$19M write-back of provisions for FY 2002"	2 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Subsidiaries in Members' Voluntary Liquidation – Greencliff Birchgrove Pty Limited and Greencliff (Surry Hills) Pty Ltd"	2 January 2003	For Public Relations Purposes
Announcements by CapitaLand's subsidiary, Raffles Holdings Limited – "Increase in investment in subsidiary" and "liquidation of dormant subsidiaries"	6 January 2003	For Public Relations Purposes
Formation of associated company, PREMAS (Thailand) Co., Ltd	9 January 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, PREMAS International Limited – "PREMAS International expands its operations into Thailand through joint venture"	9 January 2003	For Public Relations Purposes
Incorporation of indirect wholly-owned subsidiary, RECM EOF Pte. Ltd.	10 January 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Acquisition of associated company"	10 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Date of release of 2002 full year financial results"	13 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Supplemental Joint Venture Agreement in respect of Shanghai Xin Wei Property Development Co., Ltd"	14 January 2003	For Public Relations Purposes
Announcement and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "(Unaudited) 2002 full year financial statement and distribution announcement" and "CMT distribution to unitholders exceeds forecast by 8.4% since SGX debut"	15 January 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Right of first refusal to purchase IMM building" and "CapitaMall Trust gives notice of interest to purchase IMM building"	17 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Appointment of independent director"	21 January 2003	For Public Relations Purposes
News Release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott to launch 'Smart' serviced residence in Singapore"	23 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Date of release of full year financial results announcement"	23 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Date of release of full year 2002 financial results"	27 January 2003	For Public Relations Purposes
Announcement and Press Release by CapitaLand's subsidiary, Raffles Holdings Limited – "Full year Financial Statement and Dividend Announcement" and "Financial statement for the twelve months ended 31 December 2002"	28 January 2003	For Public Relations Purposes
Carrefour and Best Denki to anchor at Plaza Singapura	28 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Payment of management fee by way of the units in CapitaMall Trust"	28 January 2003	For Public Relations Purposes
News Release by CapitaLand's subsidiary, CapitaLand Commercial Limited – "CapitaLand plans for more electronic parking systems for its office buildings and retail malls"	29 January 2003	For Public Relations Purposes
Announcement and News Release by CapitaLand's subsidiary, The Ascott Group Limited – "Unaudited results for the year ended 31 December 2002"	30 January 2003	For Public Relations Purposes
Date of release of 2002 full year financial results	30 January 2003	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Asset valuation"	30 January 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Additional information on Full Year Financial Statement & Dividend Announcement"	30 January 2003	For Public Relations Purposes
Acquisition of indirect wholly-owned subsidiary, E-Pavilion Pte Ltd	31 January 2003	SESTL Listing Manual
Increase in share capital of CapitaLand Financial Investments Pte Ltd	31 January 2003	SESTL Listing Manual

/s/sec/adr/adr(82-4507)-Jan 2003.doc
7 Feb 2003

MASNET No. 5 OF 01.01.2003
Announcement No. 5

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RAFFLES SUCCESSFULLY RESOLVES POST-COMPLETION MATTERS RELATING TO SWISSOTEL ACQUISITION. GROUP WILL RECOGNIZE A S$19M WRITE-BACK OF PROVISIONS FOR FY 2002"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has on 31 December 2002 issued an announcement on the above matter. Attached RHL's announcement is for information.

MASNET Announcement - Post-Completion matter

Submitted by Jessica Lum, Assistant Company Secretary on 02/01/2003 to the SGX

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MASNET No. 49 OF 31.12.2002
Announcement No.49

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

- Raffles successfully resolves post-completion matters relating to Swissôtel acquisition
- Group will recognize a S$19m write-back of provisions for FY 2002

In April 2001, Raffles Holdings Limited (the "Company" or "Raffles Holdings") announced the acquisition of Swissôtel Holding AG ("Swissôtel") from SAirRelations AG (which merged with SAirLines in June 2001). The acquisition of Swissôtel offered a strategic fit with Raffles Holdings' financial, growth and branding objectives. With the acquisition, the Company has more than doubled its room inventory, strengthened its brand equity, diversified its geographic distribution and greatly increased its earnings contribution from management contracts.

As at the acquisition's closing in June 2001, there were certain contractual matters that were pending resolution and appropriate indemnities and deferred payments had been put in place. In its third quarter financial results released in October 2002, the Company updated that progress had been made on the post-completion outstanding matters and satisfactory resolution was anticipated.

The Company is pleased to update that it has successfully concluded negotiations and executed necessary agreements to resolve outstanding issues relating to all post-completion issues and outstanding legal matters.

Outstanding legal issues & post-completion obligations of SAirLines successfully resolved

In October 2001, SAirLines entered into a debt-restructuring moratorium pursuant to Swiss Debt Enforcement & Bankruptcy laws ("SDEBL"). Since then, the Company has been in active discussions with the administrators of SAirLines in relation to the post-completion obligations of SAirLines and outstanding legal issues. The Company has successfully ahead of time resolved with the administrators, all of SAirLines' post-completion obligations and the outstanding legal issues. Under the settlement reached, the Company has made a recovery of substantially all outstanding amounts, under an offset mechanism of amounts outstanding and the release of monies previously held in escrow. The settlement entered into has per the provisions of the SDEBL been notified via the administrators' report to the creditors of SAirLines.

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Retention of New York & Chicago Management Contracts

There were ongoing litigation and arbitration proceedings commenced prior to the Swissôtel acquisition, between Swissôtel Management (USA) L.L.C. and Host Marriott Corporation ("Host") and its subsidiaries. The proceedings related to the management agreements for the Swissôtel hotels in Atlanta, Boston, Chicago and New York. After the Swissôtel acquisition, Raffles Holdings entered into direct negotiations with Host. This has resulted successfully in a Settlement Agreement by the parties, which provides for all pending litigation and arbitration proceedings to be discontinued and retention of the management agreements for the Chicago and New York hotels. The existing management agreements for the Atlanta and Boston hotels will terminate in April 2003, with discussions currently underway for possible renewal of the said agreements. The Settlement Agreement will be completed upon certain consents and approvals being obtained from third parties.

Financial Effects of Settlements

For the financial year 2002, the financial effects of the above settlement with SAirLines has resulted in a positive write-back of provisions of S$19m and the impact on the net tangible assets and earnings per share is 0.4 cents and 0.8 cents respectively, to be recognized in the fourth quarter.

The financial effects upon completion of the above settlement with Host, anticipated to occur during the financial year 2003, would result in a positive write-back of provisions of S$7m.

Raffles Holdings continues to expand & rationalize its portfolio

The Swissôtel acquisition has significantly enhanced Raffles Holdings' position as the leading hotel chain headquartered in Asia Pacific with an extensive reach in 32 destinations worldwide. The Company has successfully integrated the Swissôtel brand under its Raffles International master brand and has also achieved its targeted synergies savings.

During the year, the Company has continued to expand and rationalize its portfolio and brand-fit. The management contracts for the two Swissôtel hotels in Egypt have been terminated and notice will be served to commence arbitration proceedings to recover amounts for the shortened term.

Since the acquisition, a number of rooms have also been added to the brand. The takeover and re-flagging of Swissôtel The Stamford, Singapore in January 2002 added an additional 1,263 rooms. Further in the earlier part of the year, the Company re-branded Swissôtel Merchant Court in Singapore and signed agreements to manage two additional hotels in Turkey under the Swissôtel brand. Along with the intended re-branding of Merchant Court hotels in Sydney, Australia and Bangkok, Thailand in 2003, the number of additional rooms under the Swissôtel brand would be 3,037 rooms. Under the Raffles brand, 783 rooms were added after the takeover and re-flagging of Raffles The Plaza, Singapore.

During the year the Company has also extended its global footprint into Japan with a strategic alliance formed with Hotel Okura Co., Ltd. (the "Okura Group"), which owns and operates Okura Hotels & Resorts. The Okura Group has a portfolio of 23 hotels with 7,000 rooms and a strong domestic network in Japan and in select international primary destinations.

Under the alliance, business opportunities in the area of hotel development, acquisition of hotel management contracts, joint marketing and promotion activities and joint procurement, including e-procurement, are being actively explored. This strategic alliance enables both parties to explore and develop reciprocal and joint activities that harness each other's strengths in their respective stronghold markets.

This announcement is released pursuant to the Corporate Disclosure Policy of the Singapore Exchange Securities Trading Limited.

About Raffles Holdings Limited

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is the leading hotel chain headquartered in Asia Pacific having an approximately 12,000-room portfolio comprising hotels and resorts in 32 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveler, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include the legendary Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux.

Raffles International also operates one of the largest spa networks in the world – Amrita Spa – which is found in 10 locations, including Raffles L'Ermitage Beverly Hills in California, Swissôtel Quito in South America and Le Montreux Palace in Switzerland; as well as the SPAcademy, Singapore's premier spa education and skills training institute.

The Raffles International Training Centres in Singapore and Phnom Penh offer training programmes for the hospitality and service industry.

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About CapitaLand Limited

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Submitted by Emily Chin, Company Secretary on 31/12/2002 to the SGX

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MASNET No. 95 OF 02.01.2003
Announcement No. 95

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SUBSIDIARIES IN MEMBERS' VOLUNTARY LIQUIDATION - GREENCLIFF BIRCHGROVE PTY LIMITED, GREENCLIFF (SURRY HILLS) PTY LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Liquidation-Austcompanies.pc

Submitted by Jessica Lum, Assistant Company Secretary on 02/01/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED
(Incorporated in Singapore)

ANNOUNCEMENT

SUBSIDIARIES IN MEMBERS' VOLUNTARY LIQUIDATION
- **GREENCLIFF BIRCHGROVE PTY LIMITED**
- **GREENCLIFF (SURRY HILLS) PTY LTD**

The Board of Directors of The Ascott Group Limited (the "Ascott") wishes to announce that its indirect subsidiaries incorporated in Australia, Greencliff Birchgrove Pty Limited ("GBPL") and Greencliff (Surry Hills) Pty Ltd ("GSHPL"), have been placed under members' voluntary liquidation.

GBPL is the developer of the Hopetoun Quays residential project in Sydney and GSHPL is the developer of The Icon residential project in Sydney. Both projects have been fully sold.

Mr. Murray Campbell Smith of KPMG, Sydney has been appointed as the liquidator of GBPL and GSHPL.

The liquidation of GBPL and GSHPL is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial years ended 31 December 2002 and ending 31 December 2003.

Ascott, through its wholly owned subsidiary, The Ascott Holdings Limited, has 82.63% interest in GBPL and 75.25% interest in GSHPL.

By order of the Board

Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
Singapore
2 January 2003

MASNET No. 96 OF 06.01.2003
Announcement No. 96

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CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued announcements on the following matters:-

1) Increase in Investment in Subsidiary; and

2) Liquidation of Dormant Subsidiaries.

Attached RHL's announcements are for information.

MASNET - Increase in investment in Subsidiary

MASNET - Liquidation of Dormant Subsidiarie

Submitted by Lim Mei Yi, Company Secretary on 06/01/2003 to the SGX

82-4507

MASNET No. 59 OF 06.01.2003
Announcement No. 59

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Increase in Investment in Subsidiary

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that the Company has increased its investment in its wholly-owned subsidiary, Raffles International Limited ("RIL"), by subscribing for an additional 6,000,000 ordinary shares of S$1.00 each in RIL, thereby increasing the issued and paid-up share capital of RIL from the existing S$2,000,000/- to S$8,000,000/-. The said subscription is satisfied by the capitalization of part of the loans due from RIL to the Company.

RIL remains a wholly-owned subsidiary of the Company following the aforesaid subscription.

In line with the said subscription, RIL has also increased its authorized share capital from the existing S$2,000,000/- to S$20,000,000 by the creation of 18,000,000 ordinary shares of S$1.00 each.

The above transaction is not expected to have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial year ended 31 December 2002.

Apart from Mr Richard Charles Helfer being a Director of RIL, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Emily Chin, Company Secretary on 06/01/2003 to the SGX

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MASNET No. 64 OF 06.01.2003
Announcement No. 64

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

Liquidation of Dormant Subsidiaries

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that as part of its ongoing efforts to streamline the Group's structure for its hospitality business, the following indirect dormant subsidiaries have commenced liquidation proceedings, details of the said subsidiaries are appended below:

1. Swissotel Management Europe AG, incorporated in Switzerland, which principal activity was to provide management services in the area of hotel, restaurant and tourism in particular for companies within the Swissotel Group with emphasis in Europe;

2. Swissotel Data AG, incorporated in Switzerland, which principal activity was to develop, finance and produce IT services worldwide for hotels and catering trade, mainly for the Swissotel group and its partners;

3. Swissotel Properties Inc., incorporated in USA, which principal activity was to hold investments in real estate related to hotels ; and

4. L'Entrée AG, incorporated in Switzerland, which principal activity was to lease and operate the restaurant at the Basel fair halls including congress and meeting rooms.

The Board further announces that its indirect subsidiary, Swissotel Management Brussels S.A.("SMB") which was incorporated in Belgium to recruit employees to operate and manage Swissotel Brussels, has been liquidated.

The above liquidations are not expected to have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial years ended 31 December 2002 and ending 31 December 2003.

Submitted by Emily Chin, Company Secretary on 06/01/2003 to the SGX

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

FORMATION OF ASSOCIATED COMPANY, PREMAS (THAILAND) CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, PREMAS International Limited ("PREMAS"), has entered into a joint venture agreement (the "Agreement") with CPB Equity Co., Ltd ("CPBE"), The Siam Commercial Bank Public Company Limited ("SCB"), Italian-Thai International Co., Ltd ("ITI") and Mr. Isara Vongkusolkit (collectively referred to as "the Thai Parties") to form a new joint venture company to be named PREMAS (THAILAND) CO., LTD. ("PREMAS THAILAND") subject to regulatory approval.

Pursuant to the Agreement, PREMAS will hold 49% of the paid-up capital of PREMAS THAILAND through PREMAS Investments Pte Ltd ("PREMAS Investments"). PREMAS Investments, a company incorporated in Singapore, is a wholly-owned subsidiary of PREMAS. The remaining 51% of the paid-up capital of PREMAS THAILAND will be held by CPBE, SCB, ITI and Mr. Isara Vongkusolkit in the proportion of 21%, 10%, 10% and 10% respectively. CPBE, SCB and ITI are companies incorporated in Thailand and Mr. Isara Vongkusolkit is a prominent private investor in the property business in Thailand. None of the Thai Parties are related to the CapitaLand Group.

PREMAS THAILAND will be formed with a registered capital of Baht 25,000,000 and an initial paid-up capital of Baht 12,500,000 comprising of 250,000 ordinary shares of Baht 50 each. Its principal activities will be the provision of integrated property management and consultancy services.

PREMAS has an unconditional option to purchase an additional 2% of the total issued shares of PREMAS THAILAND from CPBE at par value to be exercised at any time at PREMAS Investments' discretion and subject to regulatory approval.

PREMAS will benefit from this joint venture as each of the Thai Parties has an established presence and extensive networks in Thailand. Through the joint venture, PREMAS will gain a presence in Thailand and broaden its business operations, which is in line with PREMAS' strategy to create a regional presence in Asia.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Lim Mei Yi
Company Secretary
9 January 2003

MASNET No. 11 OF 09.01.2003
Announcement No. 11

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CAPITALAND LIMITED

PREMAS INTERNATIONAL EXPANDS ITS OPERATIONS INTO THAILAND THROUGH JOINT VENTURE

Please see attached news release issued by CapitaLand Limited's subsidiary, PREMAS International Limited, on the above matter.

PREMAS Thailand - news release.p

Submitted by Lim Mei Yi, Company Secretary on 09/01/2003 to the SGX

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PREMAS
INTERNATIONAL

NEWS RELEASE

For Immediate Release
January 09, 2003

PREMAS International Expands its Operations into Thailand Through Joint Venture

Singapore, January 09, 2003 – CapitaLand's subsidiary, Singapore-based real estate asset and facility management company PREMAS International announced today that it had combined forces with four prominent partners in Thailand, to form PREMAS (THAILAND) CO., LTD. PREMAS THAILAND, the joint venture company, will provide integrated total real estate management services in Thailand.

Through its wholly owned subsidiary, PREMAS Investments Pte Ltd., PREMAS International will hold 49% of the paid-up capital of the new company, with the other 51% held by its Thai partners, The Siam Commercial Bank Public Company Limited, CPB Equity Co. Ltd., Italian-Thai International Co., Ltd. and Mr Isara Vongkusolkit. PREMAS International has an unconditional option to increase its stake to 51%, subject to regulatory approval.

"The economic outlook for Thailand is encouraging. With positive GDP growth and increases in foreign direct investment over the next 3 years, we envisage opportunities in the management and enhancement of real estate assets. PREMAS THAILAND will combine the best local knowledge of the Thai market for property and facility management and consulting services from our Thai partners with the distinctive PREMAS International domain knowledge of high-tech products and services," said Mr Anthony Seah, CEO of PREMAS International. "PREMAS THAILAND will bring quality customer service and deliver it to the Thai market," he added.

Tapping on PREMAS International's extensive experience in total real estate management, PREMAS THAILAND will offer a comprehensive range of integrated property services, ranging from asset and facility management, and property consulting services, through to technology and value-added services, such as Total Building Performance, energy audit and indoor air quality.

"We believe that PREMAS THAILAND will further energise the local real estate services industry," commented Khunying Jada Wattanasiritham, President and CEO of Siam Commercial Bank. "PREMAS International has vast experience in asset and facility management, not only in Singapore but across the region. The partnership will combine local market insight with acclaimed international technology. PREMAS THAILAND will pioneer the new phase of total integrated property management in the Thai market."

About PREMAS International

PREMAS International is a Total Real Estate Manager, providing value to building owners and users throughout the life cycle of their real estate assets. Today this wholly-owned property services arm of property giant CapitaLand has developed significant competitive advantages through selective utilisation of cutting-edge technologies. PREMAS International is one of the largest asset and property management companies in South-east Asia, and its portfolio consists of commercial, industrial and corporate facilities, residential properties and carparks. Based in Singapore, PREMAS International has gradually expanded its geographic spread to include offices in Bangkok, Beijing, Shanghai and Jakarta, with a strategic presence in Kuala Lumpur. Its recent joint venture was with Cushman & Wakefield, to provide fully integrated real estate services in China.

About Siam Commercial Bank

The Siam Commercial Bank PCL (SCB) is a publicly listed company incorporated under Royal Charter. As a leading bank, it ranks fourth among 13 commercial banks in Thailand. Established since 1906 as the first indigenous bank, SCB offers a full range of financial services to corporate and retail customers. SCB is the market leader in home mortgage lending and internet banking. SCB operates 480 branches throughout Thailand and in five other countries in the region. SCB owns one of the most prestigious office and shopping complexes in Bangkok, the SCB Park Plaza, where SCB's head office is located.

About CPB Equity Co., Ltd.

CPB Equity Co., Ltd. is the business arm of the Crown Property Bureau and is wholly owned by the Bureau. The company was founded in October 1994. Its main business functions include

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managing of the Bureau's listed portfolio, the Bureau's unlisted portfolio (comprising a variety of companies across a range of industries), and the Bureau's key commercial properties.

About Italian-Thai International Co., Ltd.

Italian-Thai International Co., Ltd. is an investment arm of Thailand's premier construction company, Italian-Thai Development PCL. (ITD). Founded in 1958, ITD is listed in the Stock Exchange of Thailand with its registered capital of 2.5 billion baht. Contributing to the development of the country, ITD uses cutting-edge technologies to engage in major constructions ranging from turnkey infrastructure projects to buildings.

About Mr. Isara Vongkusolkit

Mr. Isara Vongkusolkit is the President of Mitr Phol Sugar Corp., Ltd., the largest sugar producer of Thailand, and a Director of the Grand Hyatt Erawan Hotel and Ploenchit Real Estate Co., Ltd. The Vongkusolkit family is a prominent developer of the property sector in Thailand. Its businesses in the central business district of Bangkok include premier office and retail buildings, shopping centers, residential serviced apartments, and hotels.

Issued by : PREMAS International Limited

Date : January 09, 2003

For more information, please contact:

Ms Doreena Tong, Corporate Communications

Tel: (65) 6876 6167 Fax: (65) 6876 6495

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03 FEB 24 AM 7:21

INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, RECM EOF PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand RECM Pte. Ltd., has incorporated a wholly-owned subsidiary, RECM EOF Pte. Ltd. ("REPL"), in Singapore.

REPL, an asset management company, has an authorised capital of S$400,000 comprising 400,000 shares of S$1 each and an issued and paid-up capital of S$2.

By Order of the Board

Jessica Lum
Assistant Company Secretary
10 January 2003

s : sec/sgx annc/incorp-newacq/CFL.RECM EOF.doc

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MASNET No. 52 OF 10.01.2003
Announcement No. 52

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF ASSOCIATED COMPANY"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Queens Gate Gdns.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 10/01/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF ASSOCIATED COMPANY

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirect 50% owned associated company, Ascott Dilmun Holdings Limited has recently acquired the entire issued share capital of Somerset Queens Gate Gardens Operating Limited, comprising 1 ordinary share of £1.00 from Hackwood Secretaries Limited.

Somerset Queens Gate Gardens Operating Limited had entered into a lease agreement and management agreement with BIB Properties (Chequers) Limited and Ascott Hospitality Management (UK) Limited respectively for the management and operation of the property known as Chequers located at Kensington, London.

Following the aforesaid acquisition of shares, Somerset Queens Gate Gardens Operating Limited is now an associated company of the Company.

By Order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
10 January 2003

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MASNET No. 36 OF 13.01.2003
Announcement No. 36

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF 2002 FULL YEAR FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT-Date of release of Yr 2002 Full Yr Fin Results

Submitted by Jessica Lum, Assistant Company Secretary on 13/01/2003 to the SGX

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MASNET No. 12 OF 13.01.2003
Announcement No. 12

CAPITAMALL TRUST

DATE OF RELEASE OF 2002 FULL YEAR FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the period ended 31 December 2002 on Wednesday, 15 January 2003.

By Order of the Board

Winnie Tan
Company Secretary
13 January 2003

Submitted by Winnie Tan, Company Secretary on 13/01/2003 to the SGX

MASNET No. 77 OF 14.01.2003
Announcement No. 77

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SUPPLEMENTAL JOINT VENTURE AGREEMENT IN RESPECT OF SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

SXW.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 14/01/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

SUPPLEMENTAL JOINT VENTURE AGREEMENT IN RESPECT OF SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD

On 29 November 2002, the Board of Directors of The Ascott Group Limited (the "Company") announced that the Company's indirect wholly owned subsidiary, Glenwood Properties Pte Ltd ("Glenwood"), has signed an agreement (the "Transfer Agreement") to purchase 40% interest (the "Transferred Shares") in Shanghai Xin Wei Property Development Co., Ltd ("Xin Wei") from Shanghai Hua Wei Property Development Co., Ltd ("Hua Wei"), a party unrelated to the Company.

Following the aforesaid transfer, Xin Wei will be converted into a wholly foreign owned enterprise and a supplemental joint venture agreement ("Supplemental JVA") was entered into on 14 January 2003 between Glenwood, Hua Wei, Hua Xin Residences Pte Ltd and Hua Sheng Holdings Pte Ltd in respect of the parties' rights and obligations in Xin Wei. The amendments of the original joint venture agreement as set out in the Supplemental JVA are not substantial except that Glenwood replaces Hua Wei as investor of Xin Wei and Hua Wei's completed obligations in respect of the development project have been removed.

Inspection of Supplemental JVA

A copy of the Supplemental JVA is available for inspection during normal business hours at the registered office of the Company at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 for three months from the date of this Announcement.

By Order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
14 January 2003

82-4507

MASNET No. 73 OF 15.01.2003
Announcement No. 73

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, THE MANAGER OF CAPITAMALL TRUST - "(UNAUDITED) 2002 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has today announced CMT's financial statements for the period from 29 October 2001 to 31 December 2002.

For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 15/01/2003 to the SGX

82-4507

CapitaMall Trust

CAPITAMALL TRUST

(UNAUDITED) 2002 FULL YEAR FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

Financial statements for the period from 29 October 2001 to 31 December 2002.

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, and supplemented by a first supplemental trust deed dated 26 December 2001 and a second supplemental trust deed dated 28 June 2002. CMT's first financial period is from the date of inception ie. 29 October 2001 to 31 December 2002.

Although CMT was established on 29 October 2001, the acquisition of the properties was completed on 28 December 2001 and hence the actual income derived from the properties was effectively from **29 December 2001** onwards.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Stock Exchange with the successful listing of the CMT units.

It was agreed and provided in the offering circular dated 28 June 2002 that the private trust unitholders would be entitled to the income derived from the properties up to 15 July 2002. Hence the income from 16 July 2002 will accrue to the public trust unitholders.

No comparative figures have been presented as this is the first set of financial statements prepared by the Trust since its inception. Where appropriate, comparison will be made against the pro-forma figures stated in the offering circular dated 28 June 2002.

82-4507

1(a) Income statement

		S$'000		%
		Actual 29/10/01 to 31/12/02 (1)	Pro-forma 1/1/01 to 31/12/01 (2)	Increase / (Decrease)
A	Total gross revenue	88,390	80,741	9.5
B	Property operating expenses	(24,014)(3)	(23,317)	3.0
C	Net property income	64,376	57,424	12.1
D	Other income including interest income	66	529	(87.5)
E	Administrative expenses	(6,098)	(4,198)	45.3
F	Operating profit before income tax and interest on borrowings	58,344	53,755	8.5
G	Interest on borrowings	(6,887)	(7,705)	(10.6)
H	Operating profit before income tax but after interest on borrowings	51,457	46,050	11.7
I	Less income tax (4)	(6,236)		
J	Operating profit after tax	45,221		

Footnotes :

(1) Although CMT was incepted on 29 October 2001, the acquisition of the assets was completed on 28 December 2001 and hence the income is related to the period of 29 December 2001 to 31 December 2002, approximately 1 year.

(2) This is the first financial period of CMT and the comparative figures for 2001 are extracted from the pro-forma profit & loss account which was stated in the offering circular dated 28 June 2002 and no adjustments is made for the actual 3 days (being the actual net income after tax of S$308,000 for 29 December 2001 to 31 December 2001).

(3) The property operating expenses include provision for doubtful debts of S$53,000 and depreciation of S$1,000.

(4) Income tax expense is for the period of 29 October 01 to 15 July 02 when CMT was held privately. Upon listing of CMT, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents. The pro-forma profit and loss account was prepared on the same basis that tax transparency applies.

82-4507

CAPITAMALL TRUST
(UNAUDITED) 2002 FULL YEAR FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

CMT was originally held privately under private trust until 15 July 2002 and subsequently converted to a listed property trust upon the successful listing. The following sets out the income attributable to the private trust (pre-listing) and public trust (post-listing) periods.

		S$'000		
		Total 29/10/01 to 31/12/02	Private trust 29/10/01 to 15/7/02	Public trust 16/7/02 to 31/12/02
A	Total gross revenue	88,390	47,142	41,248
B	Property operating expenses	(24,014)	(13,015)	(10,999)
C	Net property income	64,376	34,127	30,249
D	Other income including interest income	66	6	60
E	Administrative expenses	(6,098)	(3,527)	(2,571)
F	Operating profit before income tax and interest on borrowings	58,344	30,606	27,738
G	Interest on borrowings	(6,887)	(3,581)	(3,306)
H	Operating profit before income tax but after interest on borrowings	51,457	27,025	24,432
I	Less income tax	(6,236)	(6,236)	-
J	Operating profit after tax	45,221	20,789	24,432

1(a)(i) Distribution statement

		S$'000		
		Total 29/10/01 to 31/12/02	Private trust 29/10/01 to 15/7/02	Public trust 16/7/02 to 31/12/02
K	Operating profit after tax	45,221	20,789	24,432
L	Net effect of non tax-deductible/(chargeable) items	538	- (1)	538
M	Taxable income available for distribution to unitholders	45,759	20,789	24,970 (2)
N	Distribution to unitholders	(20,776)	(20,776)	-
O	Distributable income	24,983	13	24,970

Footnote :

(1) Not applicable for period under private trust.

(2) As a pre-requisite for obtaining the tax transparency treatment, CMT is required to make distribution to its unitholders based on its taxable income for the public trust period.

	Total 29/10/01 to 31/12/02	Private trust 29/10/01 to 15/7/02	Public trust 16/7/02 to 31/12/02
Operating profit [(J) above] as a % of total gross revenue [(A) above]	51.2%	44.1%	59.2%
Operating profit [(J) above] as a % of unitholders' equity at end of the period	5.9%	2.9%	3.2%

CAPITAMALL TRUST
(UNAUDITED) 2002 FULL YEAR FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(b)(i) Balance Sheet as at

	S$'000		%
	Actual	Pro-forma	
	31 Dec 2002	31 Dec 2001 [(1)]	Increase/ (Decrease)
Non-current assets			
Plant and equipment	80	-	Nm
Investment properties	935,000 [(2)]	916,416	2.0
	935,080	916,416	2.0
Current assets			
Trade & other receivables	2,173 [(3)]	2,837	(23.4)
Cash & cash equivalents	52,969	50,135	5.7
Total current assets	55,142	52,972	4.1
Less current liabilities			
Trade & other payables	19,183	42,528	(54.9)
Provision for taxation	367	-	Nm
Total current liabilities	19,550	42,528	(54.0)
Net current assets	35,592	10,444	240.8
Less non-current liabilities			
Long term borrowings	200,000	200,000	-
Other non-current liabilities	9,452	8,755	8.0
	209,452	208,755	0.3
Net Assets	761,220	718,105	6.0
Unitholders' funds	761,220	718,105	6.0

Footnote :

(1) This is the first financial period of CMT and the comparative figures for 2001 are extracted from the pro-forma balance sheet which was stated in the offering circular dated 28 June 2002.

(2) The increase in value is due to the higher valuation at year-end revaluation.

(3) This includes a provision for doubtful debts of S$53,000.

1(b)(ii) Aggregate amount of borrowings and debt securities

	As at 31/12/02	As at 31/12/01 (1)
	Actual	Pro-forma
	S$'000	S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	200,000	200,000
	200,000	200,000

Footnote :

(1) This is the first financial period of CMT and the comparative figures for 2001 are extracted from the pro-forma balance sheet which was stated in the offering circular dated 28 June 2002.

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flow statement for period of 29 October 2001 to 31 December 2002

	S$'000
Operating activities	
Operating income before tax	51,457
Adjustments for interest income, interest expense, depreciation and fund management fee paid in units	7,405
Changes in working capital	23,540
Tax paid	(5,869)
Cash generated from operating activities	76,533
Investing activities	
Interest received	59
Purchase of investment properties, acquisition charges and subsequent expenditure	(918,083)
Cash flows from investing activities	(918,024)
Financing activities	
Proceeds from borrowings	200,000
Proceeds from issue of units (net of expenses)	722,002
Distribution to unitholders of private trust	(20,776)
Interest paid	(6,766)
Cash flows from financing activities	894,460
Cash and cash equivalents at end of period	52,969

Footnote : There is no comparative prior period figures as this is the first financial period of CMT.

82-4507

1(d) Statement of changes in unitholders' funds

	S$'000		
	Total 29/10/01 to 31/12/02	Private trust 29/10/01 to 15/7/02	Public trust 16/7/02 to 31/12/02
Operations			
Net income after tax	45,221	20,789	24,432
Net appreciation on revaluation of investment properties	15,933	-	15,933
	61,154	20,789	40,365
Unitholders' transactions			
Creation of units			
- contributions prior to IPO	720,000	720,000	-
- contribution on IPO	17,280	-	17,280
- management fee paid in units	583	-	583
Establishment & IPO expenses	(17,021)	(3,891)	(13,130)
Distribution to unitholders	(20,776)	(20,776)	-
	700,066	695,333	4,733
Increase in net assets during the period		**716,122**	**45,098**
Unitholders' funds as at end of period	**761,220**		

Footnote : There is no comparative prior period figures as this is the first financial period.

1(d)(ii) Details of any changes in the units

Date	Units issued	Purpose
28 November 2001	89,500,000	Consideration for the acquisition of properties
28 December 2001	630,500,000	Consideration for the acquisition of properties
16 July 2002	18,000,000	To pay for the offering expenses of the IPO
30 October 2002	560,948	As payment of Fund Management Fee
Total	738,560,948	

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The same accounting policies and methods of computation are followed in the financial statements as compared with those stated in the offering circular dated 28 June 2002.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings per unit and distribution per unit for the financial period

	Total[1] 29/10/01 to 31/12/02	Private trust[2] 29/10/01 to 15/7/02	Public trust[3] 16/7/02 to 31/12/02
Earnings per unit ("EPU") for the period based on (J) above:			
Based on the weighted average number of units in issue	6.21¢	2.89¢	3.31¢
Distribution per unit ("DPU") for the period based on (M) above:			
Based on the weighted average number of units in issue	6.28¢	2.89¢	3.38¢

Footnotes:

(1) *For the total period, the weighted number of units in issue is 728 million.*
(2) *For the period under the private trust, the weighted number of units in issue is 720 million.*
(3) *For the period under the public trust, the weighted number of units in issue is 738 million.*
(4) *There is no comparative prior period figures as this is the first financial period of CMT.*
(5) *Diluted earnings per unit is the same as the basic earnings per unit as there are no dilutive instruments in issue during the period.*
(6) *Diluted distribution per unit is the same as the basic distribution per unit as there are no dilutive instruments in issue during the period.*

7 Net tangible assets backing per unit based on issued units at the end of the period

	31/12/02
NTA per unit	$1.03

Footnote : There is no comparative prior period figures as this is the first financial period of CMT.

NTA per unit, upon listing (16 July 2002) was forecasted in the offering circular dated 28 June 2002 to be 97.3¢ . The increase to $1.03 (as of 31 December 2002) is due to the income generated from the operations which will be distributed in February 2003 and the increase in the property valuations.

8 Review of the performance

To see para 9 below on the review of performance against the forecast in the offering circular dated 28 June 2002.

9 Variance between the forecast or prospect statement (if disclosed previously) and the actual results

	S$'000		%
	Actual	Forecast [1]	Increase/ (Decrease)
(i) Income statement			
Total gross revenue	88,390	85,777	3.0
Property operating expenses	(24,014)	(24,598)	(2.4)
Net property income	64,376	61,179	5.2
Other income	66	308	(78.6)
Administrative expenses	(6,098)	(6,036)	1.0
Interest expense	(6,887)	(6,946)	(0.9)
Operating profit before tax	51,457	48,505	6.1

Footnotes:

(1) The forecast is extracted from the offering circular dated 28 June 2002 and no adjustments is made for the actual 3 days (being the actual net income after tax of S$308,000 for 29 December 2001 to 31 December 2001).

82-4507

	S$'000		%
	Actual	Forecast [1]	Increase/ (Decrease)
(ii) Distribution statement			
Operating profit before tax	51,457	48,505	6.1
Net effect of non tax-deductible/(chargeable) items	538	1,238	(56.5)
Taxable income available for distribution to unitholders	51,995	49,743	4.5
Less distribution to private trust unitholders	(27,025) [2]	(26,705)	1.2
Distributable income to public trust unitholders	24,970	23,038	8.4
Distributable income per unit	3.38¢	3.12¢	8.4
Annualised distribution yield	7.66%	7.06%	8.4
(based on IPO price of $0.96 per unit)			

Footnotes:

1. *The forecast is extracted from the offering circular dated 28 June 2002 and no adjustments is made for the actual 3 days (being the actual net income after tax of S$308,000 for 29 December 2001 to 31 December 2001).*
2. *Income tax paid/payable of S$6,236,000 is included as part of the distribution to the private trust unitholders. Actual distribution made to the private trust unitholders is S$20,776,000. The remaining figure of S$13,000 is retained for working capital purposes. As disclosed in the offering circular, it was agreed with the private trust unitholders that the distribution amount paid would constitute full and final settlement of their respective distribution entitlements.*

	S$'000		%
	Actual	Forecast [1]	Increase/ (Decrease)
(iii) Breakdown of total gross revenue			
Tampines Mall	41,391	40,300	2.7
Junction 8	26,927	25,934	3.8
Funan The IT Mall	20,072	19,543	2.7
Total gross revenue	88,390	85,777	3.1
(iv) Breakdown of net property income			
Tampines Mall	31,509	30,206	4.3
Junction 8	19,866	18,601	6.8
Funan The IT Mall	13,001	12,372	5.1
Total net property income	64,376	61,179	5.2

CAPITAMALL TRUST
(UNAUDITED) 2002 FULL YEAR FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

	S$'000		%
	Actual	Forecast (1)	Increase/ (Decrease)
(v) Breakdown of property operating expenses			
Property tax	4,097	5,478	(25.2)
Property management fee	3,434	3,247	5.8
Other property operating expenses	16,483	15,873	3.8
Total property operating expenses	24,014	24,598	(2.4)
(vi) Breakdown of administrative expenses			
Fund management fee	4,955	4,750	4.3
Trustee fee	295	287	2.8
Other trust expenses	848	999	(15.1)
Total administrative expenses	6,098	6,036	1.0

Footnotes:

(1) The forecast is extracted from the offering circular dated 28 June 2002 and no adjustment is made for the actual 3 days (being the actual net income after tax of S$308,000 for 29 December 2001 to 31 December 2001).

Review of performance

Actual gross revenue for the year was S$88.4 million, an increase of S$2.6 million from the forecast stated in the offering circular dated 28 June 2002. The higher revenue was mainly due to higher rental growth which had been experienced by all properties on new and renewal leases and the lower vacancy periods versus forecast. Additional income was derived from higher gross turnover rental in addition to base rental for new leases signed. Also, as a result of the various income-generating initiatives undertaken, additional income was derived from more casual leasing eg. temporary kiosks, kiddy rides, advertising, signage licence fees, lightboxes etc.

The property operating expenses had decreased by $0.6 million from the forecast in the offering circular due to the lower property tax paid, as a result of the tax rebates but offset by the higher operating expenses. The higher operating expenses was due to the additional improvement works and activities implemented within the year to create more shopper traffic which will drive higher turnover as well as creating a better environment for the tenants and shoppers. Examples are additional advertising and promotion activities at the centres, car park improvement works which includes painting, new system etc. In terms of the regular maintenance expenses, it was lower due to better cost control through securing more competitive contracts and bulk purchasing.

The administrative expenses was marginally higher due to the higher fund management fee and trustee fee paid/payable as a result of the higher revenue generated and higher market valuations of the properties. Interest expense was marginally lower due to the lower interest rates achieved versus the forecast. Correspondingly, the interest income (disclosed as other income) was lower due to the lower fixed deposit rate achieved.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

In general, retail sales remain relatively flat in Singapore amidst the weak local economic conditions. Competitive centres such as newly opened Compass Point, HDB Headquarters in Toa Payoh Central and the refurbished Parkway Parade may pose some competition to CMT's secondary trade areas. However, outstanding leases for 2002 in the 3 properties in CMT have mostly been renewed or leased. Hence, we do not expect the performance of CMT to be affected in the next reporting period ending 31 December 2003, barring any unforeseen circumstances.

Outlook for 2003

Given the actual performance for 2002, the manager of CMT expects the 2003 performance to meet the forecast stated in the offering circular, barring any unforeseen circumstances.

11 Distributions

(a) **Current financial period**

Private trust

Distributions of $20,776,000 (after tax) had been made to the private unitholders for the income accruing from 29 October 01 to 15 July 02 before the listing of CMT. As disclosed in the offering circular, it was agreed with the private unitholders that the distribution amount paid would constitute full and final settlement of their respective distribution entitlements.

Public trust

Name of distribution	2002 Distribution
Distribution type	Income
Distribution rate	3.38 cents per unit
Par value of units	Nm
Tax rate	Qualifying investors will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 22%.

(b) **Corresponding period of the immediately preceding year**

Nil

(c) Date payable

The distribution will be paid on 21 February 2003.

(d) Books closure date

Registrable Transfers received by the company up to 5.00pm on 24 January 2003 will be registered before entitlements to the distributions are determined.

12 If no dividend has been declared/recommended, a statement to that effect

-

13 Segmental Results

	S$'000		%
	Actual 29/10/01 to 31/12/02 [1]	Pro-forma 1/1/01 to 31/12/01 [2]	Increase/ (Decrease)
Total gross revenue			
Tampines Mall	41,391	35,362	17.1
Junction 8	26,927	25,905	4.0
Funan The IT Mall	20,072	19,474	3.1
Total gross revenue	88,390	80,741	9.5
Net property income			
Tampines Mall	31,509	25,368	24.2
Junction 8	19,866	19,090	4.1
Funan The IT Mall	13,001	12,967	0.3
Total net property income	64,376	57,425	12.1

Footnotes :

(1) Although CMT was incepted on 29 October 2001, the acquisition of the assets was completed on 28 December 2001 and hence the income is related to the period of 29 December 2001 to 31 December 2002.

(2) This is the first financial period of CMT and the comparative numbers for 2001 are extracted from the offering circular dated 28 June 2002.

	S$'000		
	Total 29/10/01 to 31/12/02	Private trust 29/10/01 to 15/7/02	Public trust 16/7/02 to 31/12/02
Total gross revenue			
Tampines Mall	41,391	21,750	19,641
Junction 8	26,927	14,653	12,274
Funan The IT Mall	20,072	10,739	9,333
Total gross revenue	88,390	47,142	41,248
Net property income			
Tampines Mall	31,509	16,667	14,842
Junction 8	19,866	10,561	9,305
Funan The IT Mall	13,001	6,899	6,102
Total net property income	64,376	34,127	30,249

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

To refer to para 9 on the review of performance.

15 Breakdown of sales

	S$'000		
	Total 29/10/01 to 31/12/02	Private Trust 29/10/01 to 15/7/02	Public Trust 16/7/02 to 31/12/02
Sales reported	88,390	47,142	41,248
Operating profit [(J) above] reported	45,221	20,789	24,432

16 Breakdown of total annual distribution for the current full year

	S$'000		
	Total 29/10/01 to 31/12/02	Private Trust 29/10/01 to 15/7/02	Public Trust 16/7/02 to 31/12/02
Annual distribution to unitholders	20,776	20,776	-

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED

Winnie Tan

Company Secretary

15 January 2003

82-4507

CapitaMall Trust

NEWS RELEASE **January 15 2003**

CMT distribution to unitholders exceeds forecast by 8.4% since SGX debut

Asset enhancement plans accelerated

Singapore, 15 January 2003 - CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distribution to unitholders of 3.38 cents per unit for the period 16 July 2002 to 31 December 2002. This distribution to unitholders exceeds the 2002 forecast[1] of 3.12 cents, an increase by 8.4%. Based on the issue price of S$0.96, the annualised pre-tax distribution yield rose to 7.66% from the earlier forecast of 7.06%[1]. Distributions will be paid to unitholders on 21 February 2003.

Net property income for the three properties — Tampines Mall, Junction 8 and Funan The IT Mall — increased by more than 5% above the 2002 forecast[1]. All three properties contributed positively to net property income, exceeding forecast by between 4% and 7%.

Summary of CMT Results

(reporting period 29 October 2001 to 31 December 2002) [2]

	Actual	Forecast [1]	Change (%)
Gross revenue (S$'000)	88,390	85,777	3.0
Net property income (S$'000)	64,376	61,179	5.2
Distributable income to post-IPO unitholders (S$'000)	24,970	23,038	8.4
Distribution per unit (cents)	3.38	3.12	8.4
Annualised distribution yield			
- based on S$0.96 (IPO issue price)	7.66%	7.06%	8.4
- based on S$1.03 (closing price on 13 Jan 03)	7.14%	6.58%	8.4

Footnotes:

(1) *Forecast extracted from the offering circular dated 28 June 2002.*

(2) *CMT's first financial period is from 29 October 2001 (date of inception of CMT) to 31 December 2002. The acquisition of the properties was only completed on 28 December 2001 and hence the income derived from the properties was effectively from 29 December 2001 onwards.*

CMTML's CEO Pua Seck Guan said, "The main focus in 2002 was on driving the performance of the malls. During the year, we renewed 175 leases at an average increase of 25% over preceding rents and 9% above the forecast rental. In addition, we collected turnover rent from almost half of the tenants, which is three times as the previous year. Both these revenue streams have been key contributors, enabling us to outperform our earlier forecasts despite a challenging economic back drop."

CMT's market valuation for its portfolio of three properties in December 2002 was S$935 million, an increase of 5% from the values adopted during the initial public offering. As a result, CMT now has a revaluation surplus of S$15.9 million.

Accelerated asset enhancement plans

Enhancement work at Tampines Mall has been accelerated by one year in order to meet increased tenant demand for space. Works are targeted to start in March 2003 and completion is expected later in November.

CMTML's CEO Pua Seck Guan said, "Response to the new proposed space at Tampines Mall has been overwhelming. Rental offers received for all seven new retail units have exceeded our forecasts."

For Junction 8, the timeline for enhancement plans is on track with works targeted to start in July 2003. These plans have also been modified to reduce disruption to the current retail operation and to better optimize available space. Instead of creating new space on Levels 1, 2 and 3, the revised plans will include Basement 1, and Levels 1 and 2. This offers the opportunity to connect the basement with the new MRT circle line station, subject to approval by the relevant authorities. The works will be carried out in two phases, with Basement 1 targeted for completion in December 2003 and the remainder in December 2004.

Marketing for the new retail space in Junction 8 has commenced. A list of prospects has been identified and the Manager is confident of securing commitments for at least half of the new space before the commencement of work in July 2003.

The Manager has also identified other income generating initiatives for the three malls. This includes creating more retail kiosks at the malls. At Junction 8, the Manager will be subdividing bigger anchor spaces to accommodate smaller specialty tenants. Not only will these new shops improve the tenancy mix, they are also expected to yield 35% more in rental income.

Resilient unit price performance

Since listing, CMT's unit price has demonstrated resilience in a period of economic uncertainty, appreciating by up to 8%. This is in contrast to other broader indices like the ST Index and the Singapore Property Equities Index, which fell 12% and 21% respectively over the same period. This is a clear demonstration of CMT's ability to offer unitholders opportunities for capital appreciation, on top of steady and attractive distribution yields.

CMTML's CEO Pua Seck Guan said, "The resilience of CMT's unit price in the midst of a general stock market downturn highlights its value as an effective wealth-preservation and risk diversification instrument."

Well-positioned for 2003

Market sentiment in Singapore is expected to remain cautious and retail spending subdued for at least the first half of 2003. As such, it is expected that shopping malls and retailers that are focused on the basic and essential consumer segments, or are innovatively differentiated from competitors, would fare better.

The main objectives for CMT will be to maintain the existing high occupancy rate, control costs, execute asset enhancement initiatives and achieve targeted earnings for the year.

CMT is well-positioned for another strong year. The manager is confident of delivering the 2003 forecast distribution of 6.96 cents per unit.

About CapitaMall Trust

The launch of CMT by CapitaLand Limited in July 2002 marked the establishment of the first listed real estate investment trust (Reit) in Singapore. CMT currently consists of three major shopping malls - Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall. The total net lettable area of the three malls is in excess of 800,000 sq ft with more than 420 individual leases.

CMT's principal investment strategy is to invest in real estate in Singapore that is income producing and which is substantially used for retail purposes. The manager plans to achieve additional net property income growth and enhance the value of CMT's real property portfolio through active management of its properties, besides asset enhancements and identifying and acquiring suitable and attractive malls in Singapore.

CMTML is an indirectly wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Nathan Parris
Investor Relations and Communications Manager,
CapitaMall Trust Management Limited
Tel: DID +65 6239 6856, Mob +65 9680 38274
Email: nathan.parris@capitaland.com.sg

82-4507

MASNET No. 79 OF 17.01.2003
Announcement No. 79

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "RIGHT OF FIRST REFUSAL TO PURCHASE IMM BUILDING"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement and news release on the above matter. Attached CMTML's announcement and news release are for information.

CMTML's Announcement.P[

CMTML's News Release.PD

Submitted by Jessica Lum, Assistant Company Secretary on 17/01/2003 to the SGX

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CAPITAMALL TRUST

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

RIGHT OF FIRST REFUSAL TO PURCHASE IMM BUILDING

1. INTRODUCTION

1.1 Background Information

On 20 December 2002, International Merchandise Mart Ltd ("**IMM Ltd**"), the owner of IMM Building (the "**Property**") (being the whole of Lot 6524K Mukim 5, comprising a leasehold estate for the unexpired portion of a leasehold term of 30 years commencing from 23 January 1989[1], and the building(s) thereon), entered into a conditional put and call option (the "**Option Agreement**") with CapitaLand Commercial Limited ("**CCL**") in respect of the acquisition of the Property. Subject to the fulfilment of certain conditions precedent under the Option Agreement and on the terms and conditions set forth in the Option Agreement:

1.1.1 IMM Ltd granted to CCL a call option (the "**Call Option**") to require IMM Ltd to enter into an agreement for the sale of the Property (substantially in the form and on the terms of the sale and purchase agreement appended to the Option Agreement (the "**Purchase Agreement**")) to a third party nominated by CCL (the "**Nominated Party**"); and

1.1.2 CCL granted IMM Ltd a put option (the **Put Option**") to require CCL to nominate a third party and procure that such third party enters into the Purchase Agreement for the purchase the Property from IMM Ltd, failing which CCL must enter into the Purchase Agreement to purchase the Property from IMM Ltd.

1.2 Right of First Refusal

Pursuant to the right of first refusal granted in connection with the initial public offering of units representing undivided interests ("**Units**") in CapitaMall Trust ("**CMT**") in July 2002 by CCL to Bermuda Trust (Singapore) Limited (the "**Trustee**") (in its capacity as the trustee of CMT) over properties with certain specified characteristics which may be targeted and identified for acquisition by CCL or any of its subsidiaries, CCL has granted a right of first refusal (the "**Right of First Refusal**") to the Trustee on 20 December 2002 to purchase the Property on the terms and conditions of the Purchase Agreement in the event that CCL is entitled to exercise the Call Option under the Option Agreement.

Under the Right of First Refusal, the Trustee has been granted a period of 30 days from 20 December 2002 to indicate CMT's interest in purchasing the Property for CMT by serving a notice of interest (the "**Notice of Interest**") to CCL. The Notice of Interest, if served, will merely constitute a statement of the Trustee's interest in

[1] Renewable for a further term of 30 years at an annual rent based on the market rent as at the commencement of the said further term (subject to an annual revision) and subject to there being no existing breach or non-observance of the covenants and conditions contained in the lease relating to the Property.

considering the purchase from IMM Ltd of the Property for CMT, and shall not be construed as an unconditional agreement by the Trustee to purchase the Property or an agreement by the Trustee to enter into the Purchase Agreement.

1.3 Contemplated Acquisition of the Property

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CMT, hereby announces that the Trustee has, in accordance with the Right of First Refusal, issued a Notice of Interest to CCL on 17 January 2003 to indicate to CCL the Trustee's interest in considering the purchase of the Property for CMT on the terms and conditions of the Purchase Agreement and subject to certain conditions precedent as described below.

2. PRINCIPAL TERMS OF THE RIGHT OF FIRST REFUSAL AND THE ACQUISITION

2.1 Right of First Refusal

The principal terms of the Right of First Refusal are as follows:

2.1.1 **Purchase to be on Terms and Conditions of the Purchase Agreement**: The Right of First Refusal granted by CCL to the Trustee is for the purchase of the Property for CMT on the terms and conditions of the Purchase Agreement in the event that CCL is entitled to exercise the Call Option under the Option Agreement.

2.1.2 **Conditions Precedent**: Prior to the Trustee entering into the Purchase Agreement with IMM Ltd for the purchase of the Property, the following conditions must be fulfilled unless waived by the Trustee in writing:

(i) the approval of the unitholders of CMT ("**Unitholders**") for the acquisition of the Property by CMT given at an extraordinary general meeting of Unitholders to be convened by the Trustee;

(ii) CMT securing sufficient financing to undertake the acquisition of the Property and the agreements for such financing:

(a) are not terminated pursuant to the terms thereof; and

(b) have become unconditional in all respects;

(iii) (if applicable) the approval of the Unitholders, given at an extraordinary general meeting of Unitholders, for the issuance of new Units to fund (whether in whole or in part) the acquisition of the Property[2];

(iv) the results of CCL's and the Manager's due diligence investigations in respect of the Property and the disclosures in the Disclosure Letters (as defined in the Option Agreement) delivered by IMM Ltd to CCL pursuant to the Option Agreement being found to be satisfactory to the Manager and a written confirmation of the same is delivered by the Manager to CCL; and

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[2] Under the trust deed dated 29 October 2001 constituting CMT (as amended by a first supplemental deed dated 26 December 2001 and a second supplemental deed dated 28 June 2002), Unitholders' approval would have to obtained for the issuance of new Units above certain specified thresholds.

(v) none of the termination events set out in the Option Agreement has occurred.

2.1.3 **Notice of Interest and Confirmation of Purchase**: Upon the fulfilment or, as the case may be, waiver of the conditions precedent set out in sub-paragraph 2.1.2 above, it is intended that the Trustee will issue a written confirmation (the "**Confirmation of Purchase**") to CCL that it wishes to purchase the Property, whereupon CCL will be required to exercise the Call Option forthwith as well as to nominate the Trustee as the Nominated Party to purchase the Property and enter into the Purchase Agreement with IMM Ltd.

2.1.4 **Undertaking as to Transactional Costs**: The Right of First Refusal provides that upon the issuance of the Notice of Interest, the Trustee is deemed to have agreed that, in the event that the Trustee enters into the Purchase Agreement with IMM Ltd, CMT shall bear CCL's transactional costs in evaluating and conducting the due diligence on the Property and negotiating and entering into the Option Agreement with IMM Ltd, as if the transactional costs were incurred on the account of CMT in connection with its acquisition of the Property.

2.1.5 **Breach of Warranties in the Option Agreement**: CCL has undertaken to the Trustee and the Manager that no claim for breach of warranties in the Option Agreement will be made by CCL against IMM Ltd if the Trustee enters into the Purchase Agreement.

2.1.6 **Savings by Trustee**: If the Trustee does not issue the Confirmation of Purchase to CCL before the commencement of the Put Option Notice Period (as defined below), all the responsibilities and obligations of CCL, the Trustee and the Manager under the Right of First Refusal (save for CCL's obligation, in certain circumstances, to reimburse certain costs incurred by the Trustee and the Manager) shall *ipso facto* lapse and cease to be binding.

The Put Option Notice Period means the period of 14 days commencing immediately after the date falling:

(i) 140 days after 20 December 2002, or

(ii) nine weeks after the date that the last of the outstanding matters in Clauses 3(A)(v) to (x) of the Option Agreement (as set out in paragraphs 3.2 – 3.7 of Appendix 1 to this Announcement) have been fulfilled (unless waived by IMM Ltd or CCL (as the case may be)) or such other date as IMM Ltd and CCL may agree in writing,

whichever is later.

2.1.7 **Costs of the Trustee and the Manager**: If the termination event provided for in Clause 10(A) of the Option Agreement (relating to breach of warranties or undertakings under the Option Agreement or damage to the Property) occurs such that the Trustee does not proceed with the purchase of the Property and, instead, CCL purchases the Property, CCL is required, as soon as possible, to reimburse the costs of the Trustee and the Manager incurred in connection with the Right of First Refusal or in respect of the proposed acquisition of the Property up to a maximum limit of S$1 million to the extent

that CCL may recover such amount of costs in damages from IMM Ltd under the Purchase Agreement. No such re-imbursement will be made if both CCL and the Trustee do not proceed with the purchase of the Property.

2.2 Certain Terms under the Option Agreement

As the Property is owned by IMM Ltd, the acquisition of the Property by CMT will be subjected to IMM Ltd successfully implementing a series of restructuring agreements with its secured creditors and preference shareholders. Towards this end and pursuant to the Option Agreement, IMM Ltd has undertaken to propose a scheme of arrangement with its secured creditors (the "**Creditors Scheme**") and a scheme of arrangement with its preference shareholders (the "**Preference Shareholders Scheme**") to restructure the debts owing to its secured creditors and preference shareholders. The successful completion of the transaction contemplated under the Option Agreement will result in such secured creditors and preference shareholders realising a substantial part of their investments in IMM Ltd.

Further details of certain principal terms of the Option Agreement are set out in Appendix 1 to this Announcement.

2.3 The Purchase Agreement

The principal terms of the Purchase Agreement are as follows:

2.3.1 **Subject Matter of Purchase**: If the Trustee enters into the Purchase Agreement with IMM Ltd, it will be required to purchase the Property together with the plant and equipment relating thereto (the "**Plant and Equipment**").

2.3.2 **Consideration**: The consideration (the "**Consideration**") for the purchase of the Property together with the Plant and Equipment by the Trustee shall be S$247.4 million, and will be wholly satisfied in cash.

The Consideration was arrived at on a willing-buyer and willing-seller basis, and represents a discount to the open market value of the Property of S$280 million as at 31 May 2002 (as determined by Knight Frank Pte Ltd, the property valuers commissioned by IMM Ltd to value the Property).

2.3.3 **Further Details:** Further details of the principal terms of the Purchase Agreement are set out in Appendix 2 to this Announcement.

3. ESTIMATED ACQUISITION COSTS

The current estimated acquisition costs of the Property of approximately S$262.6 million comprise the purchase price of the Property of S$247.4 million, stamp duty and CCL's transactional costs as referred to in sub-paragraph 2.1.4 above, but have not yet taken into account an acquisition fee payable to the Manager under the Trust Deed as well as professional and other fees and expenses of CMT and the costs to CMT of any fund raising exercise to finance the acquisition of the Property (which will also be payable by CMT if it proceeds with the acquisition).

4. RATIONALE FOR THE ACQUISITION

4.1 Overview

The Manager seeks to achieve additional net property income growth and to enhance the value of CMT's real property portfolio over time through:

4.1.1 active management of the portfolio of properties that it holds;

4.1.2 the addition and/or reorganisation of space at the properties comprised in the CMT portfolio; and

4.1.3 identifying and acquiring suitable and attractive shopping centres in Singapore.

CMT currently owns three major shopping malls in Singapore – Tampines Mall, Junction 8 and Funan The IT Mall (the "**Properties**"). The acquisition of the Property by CMT will be a valuable addition to the portfolio of properties already owned by CMT. More specifically, the acquisition of the Property will be in line with the investment strategy of the Manager and will allow CMT to increase its earnings base in order to continue producing secure and growing income which provides a competitive return to Unitholders.

4.2 Competitive Strengths

The Manager believes that the Property benefits from the following strengths:

4.2.1 **Strategic Location**: The Property is strategically located within its trade area and enjoys a high level of connectivity with public transportation. The Property is located near the Jurong East MRT (Mass Rapid Transit) station and bus interchange, and generates high volumes of pedestrian traffic.

4.2.2 **Large Trade Area**: The Property serves a large trade area, including the HDB (Housing and Development Board) heartlands in Jurong East, Bukit Batok and Clementi, where there are relatively few shopping centres.

4.2.3 **High Occupancy Level**: As at 31 December 2002, the occupancy level in the Property was approximately 99.7% for the retail component. The relatively high occupancy level principally reflects the strong demand for retail space in the Property. Given such demand, the Manager believes that there are opportunities, through pro-active management, to attract additional suitable tenants and thereby raise the occupancy level in the Property. For the office and warehouse components, the occupancy rates, as at 31 December 2002, were approximately 94.0% and 63.0%, respectively.

4.2.4 **Diverse Tenant Base**: The tenant mix includes popular household brand names and diverse anchor tenants such as Giant hypermarket (which occupies almost 90,000 sq ft), Best Denki (a leading electrical chain store in Singapore), Daiso (a Japanese discount store that sells all items in its inventory for S$2) and Yunnan Garden restaurant.

4.2.5 **Quality Tenants**: The Property benefits from the quality of its anchor tenants, such as Giant hypermarket and Best Denki, and the visitors that they attract.

4.3 Diversification

Currently, CMT's Properties are situated in the central and eastern parts of Singapore. The Property, however, serves the western HDB heartlands such as Jurong East, Bukit Batok and Clementi. In addition, the Property enjoys convenient accessibility as it is located near the Jurong East MRT station and bus interchange. The Property

caters to the shopping needs of the densely populated housing suburbs in the western part of Singapore and benefits from a loyal customer base. The location of the Property would thus attract strong tenancy demand.

The purchase of the Property by the Trustee would allow CMT to diversify its portfolio of properties such that CMT would be able to cater to the different tenancy demands in different areas of Singapore.

4.4 Yield Accretive

The audited financial statements of IMM Ltd for the financial year ended 28 February 2002 ("**Audited Financial Statements**") (being the latest available audited financial statements of IMM Ltd) show that the Property is able to generate a strong net property income and hence attractive yields. This translates to a property yield higher than CMT's current implied property yield of 6.6% (based on a trading price of S$1.05 per Unit).

The Manager therefore believes that the acquisition of the Property by CMT would be yield accretive for Unitholders.

5. INFORMATION ON THE PROPERTY

5.1 Ownership of the Property

The Property is owned by IMM Ltd and has an approximate gross floor area of 1,424,722 sq ft. The Property is a five storey building comprising retail (predominantly located on the first three levels), warehouse and office. This building accommodates a hypermarket, restaurants, food and beverage outlets, retail units, furniture shops, warehouse units and ancillary office units. Car parking facility is available at the open car park within the same compound as well as a multi-storey car park that is directly accessible from the first to fifth storeys of the building at the Property.

5.2 Major Tenants

The major tenants of the Property currently include Giant hypermarket, Best Denki, Daiso and Yunnan Garden restaurant. The following table sets out the net lettable area, both in terms of actual area and as a percentage of net lettable area used as retail space, occupied by each of these tenants:

	Net lettable area occupied	
	Square feet	Percentage of total retail net lettable area
Giant hypermarket	89,836	23.5%
Daiso	26,198	6.9%
Best Denki	24,672	6.5%
Yunnan Garden	9,582	2.5%

5.3 Certain Financial Information

For the period from 1 March 2001 to 28 February 2002 (the date the latest available audited accounts of IMM Ltd have been made up to), the net property income before

interest costs and income tax of IMM Ltd attributable to the Property, as derived from the Audited Financial Statements, was S$22.6 million. Over 80% of the gross rental income in the Property, based on the Audited Financial Statements, was derived from the retail component.

5.4 Asset Value

In a valuation report dated 28 June 2002 commissioned by IMM Ltd, Knight Frank Pte Ltd estimated by using the Investment Method[3] of valuation that the open market value of the Property as at 31 May 2002 was S$280 million. The Manager has commissioned Knight Frank Pte Ltd to carry out a fresh valuation of the Property, the results of which will be made known in the Circular (as defined below).

The book value of the Property, as reflected in the Audited Financial Statements, was S$280 million.

6. METHOD OF FINANCING AND FINANCIAL EFFECTS OF ACQUISITION

The Manager is currently reviewing various modes of financing the acquisition of the Property. It may employ additional borrowings or funds from new equity raisings, or a combination of both, to finance the acquisition. At the time of this Announcement, no decision has been made. The Manager's financing plans in this regard will be announced as soon as they have been finalised. The plans will also be set out in a circular to Unitholders (the "**Circular**") to be issued in due course together with a notice of extraordinary general meeting of Unitholders which the Trustee will convene for the purposes of obtaining Unitholders' approval for, *inter alia*, the acquisition of the Property by CMT. Such extraordinary general meeting is expected to be held after the secured creditors and preference shareholders of IMM Ltd have approved, respectively, the Creditors Scheme and the Preference Shareholders Scheme, and after such approvals have been confirmed by the courts.[4]

The Circular will also contain information relating to the financial effects of the acquisition, such as its impact on earnings per Unit, CMT's net gearing as well as the market capitalisation of CMT as these matters can only be determined after the mode of financing has been finalised.

7. ADVISOR

CapitaLand Financial Limited (a wholly owned subsidiary of CapitaLand) has been appointed as adviser to CCL and the Manager in connection with the structuring of the acquisition of the Property by the Trustee from IMM Ltd.

8. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

Certain directors of CapitaLand Limited, the holding company of CCL, collectively hold an aggregate direct and indirect interest in 1,030,000 Units. Certain directors of the Manager collectively hold an aggregate direct and indirect interest in 1,200,000 Units. Mr Hsuan Owyang and Mr Liew Mun Leong are directors of both CapitaLand Limited and the Manager. CapitaLand Limited has an indirect interest in 246,610,948 Units.

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[3] In this method of valuation, the net rent of the Property was capitalised at a suitable rate of return. The net rent is the balance sum after deducting service charge, property tax and a reasonable percentage for vacancy from the gross rent. The value of the Property was thus arrived at by capitalising this net rent at a suitable rate of return.

[4] See Appendix 1 to this Announcement for further details.

Save as disclosed and based on information available to the Manager, none of the directors of the Manager or the substantial Unitholders has an interest, direct or indirect, in the acquisition of the Property by CMT.

9. OTHER INFORMATION

9.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the acquisition of the Property, the Right of First Refusal, the Purchase Agreement or any other transaction contemplated in relation to the purchase of the Property by the Trustee from IMM Ltd.

9.2 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of 3 months commencing from the date of this Announcement:

9.2.1 the Option Agreement;

9.2.2 the Purchase Agreement (which is appended to the Option Agreement); and

9.2.3 the letter from CCL to the Trustee and the Manager setting out the Right of First Refusal.

BY ORDER OF THE BOARD

CAPITAMALL TRUST MANAGEMENT LIMITED

Winnie Tan

Company Secretary

17 January 2003

APPENDIX 1

CERTAIN PRINCIPAL TERMS OF THE OPTION AGREEMENT

1. CALL OPTION

1.1 Call Option

Under the Option Agreement, IMM Ltd has granted CCL the right to require IMM Ltd to enter into an agreement for the sale of the Property (substantially in the form and on the terms of the Purchase Agreement) to the Nominated Party for the consideration of S$247.4 million.

1.2 Call Option Exercise Period

The Call Option can only be exercised during the period commencing on the date (the "**Unconditional Date**") that the last of the outstanding matters set out in sub-paragraphs 3.1 – 3.6 below have been fulfilled (unless waived by both IMM Ltd and CCL) up to and including the date falling:

1.2.1 140 days after 20 December 2002; or

1.2.2 nine weeks after the Unconditional Date,

whichever is later.

2. PUT OPTION

2.1 Put Option

Under the Option Agreement, CCL has granted IMM Ltd the right to require CCL to nominate a third party and procure that such third party enters into the Purchase Agreement for the purchase of the Property from IMM Ltd, failing which CCL must enter into the Purchase Agreement for the purchase of the Property from IMM Ltd.

2.2 Put Option Exercise Period

The Put Option can only be exercised during the Put Option Notice Period (as defined in sub-paragraph 2.1.6 in the main body of this Announcement).

3. CERTAIN CONDITIONS PRECEDENT

The right of CCL to exercise the Call Option and the right of IMM Ltd to exercise the Put Option are subject to, *inter alia*, the fulfilment of the following conditions precedent (unless such conditions precedents are waived by CCL or both CCL and IMM Ltd (as the case may be), where such conditions precedents are capable of waiver):

3.1 the approval of Jurong Town Corporation to the sale by IMM Ltd of the Property to the Nominated Party pursuant to the Call Option or the Put Option, by the date falling ten weeks after 20 December 2002 (*i.e.* 28 February 2003) or such later date as may be notified by CCL to IMM Ltd. This condition precedent is not capable of being waived by either CCL or IMM Ltd, or by both;

3.2 the passing of an ordinary resolution by the ordinary shareholders of IMM Ltd at an extraordinary general meeting of the ordinary shareholders, approving the sale of the Property by IMM Ltd pursuant to the exercise of either the Call Option or the Put Option. This condition precedent is not capable of being waived by either CCL or IMM Ltd, or by both;

3.3 the passing of special resolutions by the ordinary shareholders of IMM Ltd at an extraordinary general meeting of the ordinary shareholders to approve:

(i) a capital reduction exercise in connection with the cancellation of certain of the preference shares of IMM Ltd; and

(ii) all other matters necessary to effect the Preference Shareholders Scheme and the Creditors Scheme;

3.4 the obtaining of the approval for the Preference Shareholders Scheme by a specified majority in number of the relevant preference shareholders of IMM Ltd, at a meeting of such preference shareholders to approve the Preference Shareholders Scheme;

3.5 the passing of special resolutions by the relevant preference shareholders of IMM Ltd at a general meeting of the relevant preference shareholders to:

(i) give effect to the Preference Shareholders Scheme; and

(ii) approve a capital reduction exercise in connection with the cancellation of certain of the preference shares of IMM Ltd;

3.6 the obtaining of the approval for the Creditor Scheme by a specified majority in number of the secured creditors of IMM Ltd, at meeting of such secured creditors to approve the Creditors Scheme;

3.7 the obtaining of a court order sanctioning:

(i) the Preference Shareholders Scheme;

(ii) the Creditors Scheme; and

(iii) the capital reduction exercise described in sub-paragraph 3.3(i) above; and

3.8 there being no change or event causing or which, insofar as can be reasonably foreseen, may cause the gross monthly income derived from the Property (being the aggregate of the gross monthly rentals and the gross monthly licence fees derived from the Property) to fall below S$3.75 million.

APPENDIX 2

CERTAIN PRINCIPAL TERMS OF THE PURCHASE AGREEMENT

1. SALE AND PURCHASE

1.1 Property, Plant and Equipment

IMM Ltd will sell the Property together with the Plant and Equipment free from encumbrances upon the terms and subject to the conditions of the Purchase Agreement.

1.2 Consideration

The consideration for the Property and the Plant and Equipment under the Purchase Agreement is S$247.4 million.

2. VACANT POSSESSION

On the completion of the sale and purchase of the Property under the terms of the Purchase Agreement (the "**Completion**"), IMM Ltd shall deliver vacant possession of the Property (other than such part(s) of the Property which are subject to such tenancies and licences for the use of the Property as are in existence at the time of the Completion) to the purchaser of the Property (the "**Purchaser**").

3. ASSIGNMENT OF TENANCIES, LICENCES AND SECURITY DEPOSITS

3.1 Assignment of Tenancies and Licences

On Completion, IMM Ltd is required to execute in favour of the Purchaser an assignment of all of IMM Ltd's rights, benefits (including rental or, as the case may be, licence fees, and other income) and covenants under the tenancies and licences for the use of the Property which are in existence at the time of the Completion, with effect from the Completion.

3.2 Assignment of Security Deposits

On Completion, IMM Ltd is also required to transfer to the Purchaser all the security deposits (including fitting out deposits and any other cash deposits and securities held by IMM Ltd under the tenancies and licences for the use of the Property which are in existence at the time of the Completion) paid to IMM Ltd under the such tenancies and licences without any set off, deduction or counterclaim.

4. LIMITATION ON THE LIABILITIES OF IMM LTD

The liability of IMM Ltd under the Purchase Agreement is limited by, *inter alia*, the following:

4.1 In the event of any breach on the part of IMM Ltd under the Purchase Agreement, IMM Ltd shall only be liable for such amount of the claim in respect of such breach and the aggregate amount of all liabilities under any

82-4507

other claim or claims (whether under the Purchase Agreement or under the Option Agreement), which is in excess of the sum of S$1,000,000.

4.2 The maximum aggregate liability of IMM Ltd in respect of all claims whether under the Purchase Agreement and/or Option Agreement is be limited to S$4 million.

4.3 No claim under the Purchase Agreement may be made unless notice of such claim was made in writing (specifying in reasonable detail the nature of the breach and the amount claimed in respect thereof) and given to IMM Ltd on or prior to the date falling 12 months after the Completion.

4.4 No proceedings shall be commenced by or on behalf of the Purchaser in relation to any alleged breach of the Purchase Agreement, unless proceedings are commenced no later than 15 months after the Completion.

82-4507

CapitaMall Trust

NEWS RELEASE **17 January 2003**

CapitaMall Trust gives notice of interest to purchase IMM Building

Singapore, 17 January 2003 – CapitaMall Trust's (CMT) trustee has given notice of its interest in considering the purchase of IMM Building. The current estimated acquisition cost of the property of S$262.6 million comprises the property price of S$247.4 million, stamp duty and CapitaLand Commercial Limited's (CCL) transactional costs, but has not yet taken into account an acquisition fee payable to the manager of CMT, as well as professional and other fees and expenses, and any fund raising costs.

Based on the latest available audited financial statements, IMM Building has generated strong net property income for financial year 2002 and hence attractive yield. This translates to a property yield higher than CMT's current implied property yield of 6.6% (based on today's price of S$1.05 per unit at the close of market).

Located near the Jurong East MRT station and bus interchange, the 5-storey IMM Building is a retail, office and warehouse complex. More than 80% of its gross rental income is derived from its retail space, which is predominantly on Levels 1, 2 and 3. It is one of the leading shopping malls in western Singapore serving large, densely populated HDB heartlands in Jurong, Bukit Batok and Clementi where there are relatively few shopping malls. With the inclusion of IMM Building, CMT will enlarge its portfolio of suburban malls, broaden its earnings base for sustainable income growth, and have a presence in the western, central and eastern parts of Singapore. The IMM Building also has a tremendous potential for growth through asset enhancement.

CapitaMall Trust Management Limited's CEO Pua Seck Guan said : " The acquisition of IMM Building is yield accretive and will increase returns for unitholders. CMT's IPO in July last year had received positive investor interest with a five time subscription rate. We are confident of strong support from institutional and retail investors for this transaction."

Under this transaction, CCL has entered into a conditional put and call option to acquire IMM Building from International Merchandise Mart Ltd on 20 December 2002, and CCL has in turn granted a right of first refusal to CMT to acquire the property. The completion of the acquisition is still subject to a number of conditions being met, which includes approval from CMT unitholders at an extraordinary general meeting, securing sufficient financing, and completion of due diligence for the property. The transaction is targeted for completion by end May 2003.

About IMM Building

The 1,424,722 sq ft (gross floor area) IMM Building enjoys convenient accessibility due to its prime location near the Jurong East MRT station and bus interchange, and caters to the western suburbs of Singapore.

In 2000, IMM Building underwent a major revamp to reposition itself as a family entertainment and lifestyle centre. A diverse tenant mix includes the immensely popular Giant hypermarket (89,836 sq ft), leading electronics store Best Denki (24,672 sq ft) and Daiso, a trendy Japanese discount store (26,198 sq ft). These anchors, together with over 100 specialty shops dealing in furniture and home appliances, provide the mall with a competitive point of difference to attract shoppers island-wide. The retail space at IMM Building is almost fully occupied.

The property's market valuation as at 31 May 2002 by Knight Frank Pte Ltd is S$280 million.

About CapitaMall Trust

The launch of CMT by CapitaLand Limited in July 2002 marked the establishment of the first listed real estate investment trust (Reit) in Singapore. CMT currently consists of three major shopping malls - Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall. The total net lettable area of the three malls is in excess of 800,000 sq ft with more than 420 individual leases.

CMT's principal investment strategy is to invest in real estate in Singapore that is income producing and which is substantially used for retail purposes. The manager plans to achieve additional net property income growth and enhance the value of CMT's real property portfolio through active management of its properties, besides asset enhancements and identifying and acquiring suitable and attractive malls in Singapore.

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CapitaMallTrust Management Limited is an indirectly wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Nathan Parris
Investor Relations and Communications Manager,
CapitaMall Trust Management Limited
Tel: DID +65 6239 6856, Mob +65 9680 38274
Email: nathan.parris@capitaland.com.sg

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MASNET No. 54 OF 21.01.2003
Announcement No. 54

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "APPOINTMENT OF INDEPENDENT DIRECTOR"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

Announcement - Appointment of Director.

Submitted by Jessica Lum, Assistant Company Secretary on 21/01/2003 to the SGX

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MASNET No. 32 OF 21.01.2003
Announcement No. 32

CAPITAMALL TRUST

APPOINTMENT OF INDEPENDENT DIRECTOR

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") is pleased to announce that Mr David Wong Chin Huat, Senior Partner of Ramdas & Wong has joined the CMTML Board as a non-executive independent Director with effect from 17 January 2003.

The other Directors of the CMTML Board are as follows:

Mr Hsuan Owyang - Chairman

Mr Liew Mun Leong – Deputy Chairman

Mr Pua Seck Guan – CEO

Mr James Glen Service

Mr Hiew Yoon Khong

Mr Lui Chong Chee

Dr Steven Choo Kian Koon

Mr S. Chandra Das

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
21 January 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 21/01/2003 to the SGX

MASNET No. 66 OF 23.01.2003
Announcement No. 66

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CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT TO LAUNCH 'SMART' SERVICED RESIDENCE IN SINGAPORE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

NR-Jan 23.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 23/01/2003 to the SGX

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THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

January 23, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott To Launch 'Smart' Serviced Residence In Singapore

Thirty guests at The Ascott Singapore serviced residence will be among the first to experience a unique high-tech lifestyle of e-enabled services and mobile technology when The Ascott Group launches a pilot intelligent-home programme in June this year.

The Ascott Group is a leading international serviced residence company with 8,400 serviced residence units in 20 cities across Asia, Australasia and the UK. After its acquisition of the Citadines serviced residence chain in Europe, it will have 13,500 units in 37 cities.

The smart-home services programme includes remote home monitoring and surveillance via multi-media messaging (MMS) and video streaming, integrated control of home appliances via short message service (SMS), video conferencing within the serviced residence, television commerce (T-commerce), and interactive TV.

During the six-month pilot programme, guests at The Ascott Singapore can choose to be alerted of visitors through their mobile phones when they are away from home. Parents can monitor their children at the playground or swimming pool without leaving their apartments. Residents can switch on the air-conditioner before they reach home or activate their digital video recorders by sending an SMS.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

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With wireless LAN, guests at the serviced residence will also enjoy easy and instant broadband and email access without having to plug into a network socket. They can also interact face-to-face without leaving their apartments through video conferencing, enjoy interactive TV, and make T-commerce purchases with credit card, CashCard® or eNETS VCard.

These services are being created by World@Home, a consortium comprising Ascott and five other companies – National Computer Systems, NCS Communications Engineering, MediaCorp Technologies, Network for Electronic Transfers (NETS) and Samsung Electronics.

World@Home is one of the five consortia supported by the Infocomm Development Authority of Singapore through its Connected Homes programme.

The Ascott Group's chief corporate and investment officer, Mr Benett Theseira, said: "These intelligent-home applications will enhance the lifestyles of our residents. The project is a unique opportunity for us to lead the market in supporting our very mobile guests with technology, and build on our reputation for innovative products and services. This is in line with our strategy to use information technology to increase our competitive edge in our products and services, and facilitate our global business".

He said that Ascott has harnassed information technology to enhance its customer satisfaction, speed up executive decision making across countries, streamline operations and lower costs.

Many of the group's serviced residences in 11 countries offer easy broadband Internet access. The group was also the first in the Asia Pacific to launch a real-time on-line serviced residence reservations network in 2001. Customers can view the group's residences in a virtual tour and get instant confirmation on their room reservations through the company's website.

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The intelligent-home pilot programme is not expected to have any material effect on the company's financial results for the current financial year.

About The Ascott Group

The Ascott Group is an international serviced residence company, owning / managing over 8,400 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the UK.

These include prime properties in gateway cities and business centres such as Singapore, London, Beijing, Shanghai, Tokyo, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

After its acquisition of a 50 per cent stake in Citadines, a pan European serviced residence chain, its portfolio will be expanded to 13,500 units spanning 37 cities.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury 'The Ascott' brand projects an elegant lifestyle appealing to top executives. The 'Somerset' brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

For reservations on Ascott properties, call Central Reservations at (65) 6272-7272 or visit the group's website at www.the-ascott.com

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : January 23, 2003

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- end -

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MASNET No. 68 OF 23.01.2003
Announcement No. 68

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF FULL YEAR FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

MASNET - Date of Release of Full Year Financial Results Annoucen

Submitted by Jessica Lum, Assistant Company Secretary on 23/01/2003 to the SGX

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MASNET No. 43 OF 23.01.2003
Announcement No. 43

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Date of Release of Full Year Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the full year ended 31 December 2002 on Tuesday, 28 January 2003. A webcast of the results briefing will be available via the Company's website (www. rafflesholdings.com) from 12:00am on Wednesday, 29 January 2003.

Submitted by Emily Chin, Company Secretary on 23/01/2003 to the SGX

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MASNET No. 69 OF 27.01.2003
Announcement No. 83

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF FULL YEAR 2002 FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Date of Release of Results.PI

Submitted by Jessica Lum, Assistant Company Secretary on 27/01/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

DATE OF RELEASE OF FULL YEAR 2002 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the full year ended 31 December 2002 on Thursday, 30 January 2003.

By order of the Board

Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
27 January 2003

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CAPITALAND LIMITED

CARREFOUR AND BEST DENKI TO ANCHOR AT PLAZA SINGAPURA

Please see attached news release issued by CapitaLand Limited's subsidiary, CapitaLand Commercial Limited, on the above matter.

Plaza Singapura.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 28/01/2003 to the SGX

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CapitaLand

For Immediate Release
28 January 2003

CARREFOUR AND BEST DENKI TO ANCHOR AT PLAZA SINGAPURA

Singapore, 28 January 2003...CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of listed CapitaLand Limited ("CapitaLand"), and the owner and manager of Plaza Singapura, is pleased to announce that international hypermarket operator, Carrefour Singapore, and leading electrical and electronics products chain, Best Denki Singapore, have signed on as anchor tenants at Plaza Singapura.

Both new tenants of this prime shopping hub located at Orchard Road are gearing up for the completion of the Dhoby Ghaut MRT interchange, the largest station in the MRT network. This giant interchange along the new S$5 billion North-East Line will be linked to the existing Dhoby Ghaut station along the North-South Line and the future Circle Line connection. Plaza Singapura's Basement 2 will be linked to the new Dhoby Ghaut interchange which is targeted to be completed by April 2003.

Mr Hiew Yoon Khong, CEO of CapitaLand Commercial, said: "With popular household brands such as Carrefour and Best Denki, Plaza Singapura will be able to serve the basic shopping needs of a large population catchment of about half a million people in the Orchard Road, River Valley and Bukit Timah areas. This way, Plaza Singapura differentiates itself from other high-end shopping malls along Orchard Road. In addition, the mall's strategic link to the Dhoby Ghaut interchange will dramatically increase its trade area to include other parts of Singapore."

Carrefour will occupy Level 1 and Basement 1 (over 70,000 sq ft) of Plaza Singapura when it opens fourth quarter this year. Said Mr Luc Dayot, Managing Director, Carrefour Singapore: "With its strategic location and one-stop family-oriented positioning, Plaza Singapura fits well into our business strategy. As the Number 1 international retailing group, we can provide a unique blend of French, Singaporean and international merchandise offering a wide

assortment of more than 40,000 products to all age groups. Our house brand products from France — both food and non food — will offer high quality at unbeatable prices. Carrefour in Plaza Singapura will be a new concept hypermarket store with new innovation gleaned from our experience in France, Europe and Asia. Our first Singapore store in Suntec City has seen large crowds, especially during weekends. We anticipate similar traffic at Plaza Singapura with the opening of the new Dhoby Ghaut interchange."

Best Denki will occupy 21,000 sq ft on Level 4 and it is targeted to open in the third quarter of 2003. Mr T. Ikebe, Managing Director of Best Denki Singapore, said: "We are happy to return to Plaza Singapura, which is the birthplace of the first Best Denki store in Singapore. We have since grown to 12 outlets all over the island to become a leading electrical and electronics store for Singapore consumers, offering strong after-sales service. Our presence along the prime shopping belt of Orchard Road will be strengthened with stores at both Ngee Ann City and Plaza Singapura."

About Plaza Singapura

With over 465,000 sq ft of net lettable area spread over nine-storeys, Plaza Singapura offers shoppers a wide range of shopping, entertainment and leisure activities. Each floor has been creatively themed to focus on specific groups within the target markets to ensure that there is something for everyone in the family. It enjoys convenient accessibility with its direct link at Basement 2 to the new Dhoby Ghaut MRT interchange. The tenant mix includes popular household brand names and diverse anchor tenants like Carrefour hypermarket, Best Denki, the leading electrical and electronics chain store in Singapore, and Golden Village Cinemas which offers a 10 screen cineplex.

Plaza Singapura first opened its doors in 1974 along the prime shopping belt of Orchard Road and was one of Singapore's first shopping centres.

About CapitaLand Commercial

CapitaLand Commercial is the largest manager of office and retail space in Singapore with interests in the gateway cities of London, Shanghai, Hong Kong, Japan and Kuala Lumpur.

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Its vision is to move beyond building mere concrete structures to create living, vibrant and integrated communities where people love to work, shop and entertain.

In Singapore, the company manages seven prime retail properties : Plaza Singapura and Scotts Shopping Centre along the prime Orchard Road/Scotts Road shopping belt; Junction 8 and Tampines Mall located in densely populated suburban centres; Liang Court, popular with the Japanese community; Clarke Quay, Singapore's first festival village by the Singapore River; as well as specialist mall Funan The IT Mall.

CapitaLand Commercial is the commercial property business unit of CapitaLand, one of the largest listed real estate companies in Asia.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Visit www.capitaland.com for more details.

Issued by CapitaLand Commercial Limited

For more information, please contact:

Julie Ong
Corporate Communications

Tel: 62396 751; Email :julie.ong@capitaland.com.sg

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MASNET No. 85 OF 28.01.2003
Announcement No. 85

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT- Pmt of Mgt Fees in Units.

Submitted by Jessica Lum, Assistant Company Secretary on 28/01/2003 to the SGX

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MASNET No. 61 OF 28.01.2003
Announcement No. 61

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 28 January 2003 received 663,614 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 1 October 2002 to 31 December 2002. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 1,224,562 units.

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
28 January 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 28/01/2003 to the SGX

MASNET No. 31 OF 29.01.2003
Announcement No. 31

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CAPITALAND LIMITED

CAPITALAND PLANS FOR MORE ELECTRONIC PARKING SYSTEMS FOR ITS OFFICE BUILDINGS AND RETAIL MALLS

Please see attached news release issued by CapitaLand Limited's subsidiary, CapitaLand Commercial Limited, on the above matter.

Electronic parking.pd

Submitted by Jessica Lum, Assistant Company Secretary on 29/01/2003 to the SGX

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CapitaLand

For Immediate Release
29 January 2003

CAPITALAND PLANS FOR MORE ELECTRONIC PARKING SYSTEMS FOR ITS OFFICE BUILDINGS AND RETAIL MALLS

Singapore, 29 January 2003... CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of listed CapitaLand Limited ("CapitaLand"), plans to introduce the Electronic Parking System ("EPS") to more of its properties in 2003. At present, two of its retail malls, Plaza Singapura and Funan The IT Mall are already using the system. For 2003, eight more properties have been targeted to receive the EPS progressively. They are: Tampines Mall, Junction 8, Capital Tower, Temasek Tower, Six Battery Road, Selegie Complex, and Golden Shoe and Market Street Carparks.

The EPS uses the same technology as the Electronic Road Pricing ("ERP") system. At the carpark entrance, the barrier will be automatically raised for vehicles to enter. At the exit point, the system will compute the parking charges based on the duration of parking and debit the value from the cashcard in the vehicle's In-vehicle Unit (IU).

Motorists are generally impressed with EPS' automatic deduction of parking charges. It provides convenience as it saves them precious time from having to queue up at the Autopay Machine for payment. In addition, the system also provides faster clearance of traffic from the carpark.

The introduction of the EPS to more CCL buildings is spearheaded by the company's Project Development & Management Division. Mr Chen Lian Pang, Managing Director (Project Development & Management) of CCL, said: "One of the ways to improve the customer experience in a property is to improve its carpark system, an area that is often overlooked by building owners. Based on the positive response from the shoppers and

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tenants at Plaza Singapura and Funan The IT Mall, we look forward to introducing EPS to eight more CapitaLand properties."

Two Successful Implementations In 2002

The EPS has already been successfully introduced to Plaza Singapura and Funan The IT Mall last year. Plaza Singapura was the first shopping mall in Singapore to use the full Electronic Parking System. The system went into operation in July 2002 to cater to the shopping mall's busy carpark which receives a daily average of 1,500 vehicles on weekdays and 2,300 vehicles on weekends.

To help motorists familiarise themselves with the EPS, signage was put up two weeks prior to its introduction to inform shoppers of the new system. When the system became operational, Building Management staff was on hand to assist and educate motorists at the carpark entrance.

The system has proven to be very robust and is able to handle the heavy carpark traffic at Plaza Singapura and Funan The IT Mall. The introduction of the EPS to Tampines Mall and Junction 8 by the first quarter of 2003 will provide added convenience to shoppers there.

About CapitaLand Commercial

CapitaLand Commercial is the largest manager of office and retail space in Singapore with interests in the gateway cities of London, Shanghai, Hong Kong, Japan and Kuala Lumpur. Its vision is to move beyond building mere concrete structures to create living, vibrant and integrated communities where people love to work, shop and entertain.

In Singapore, the company manages seven prime retail properties : Plaza Singapura and Scotts Shopping Centre along the prime Orchard Road/Scotts Road shopping belt; Junction 8 and Tampines Mall located in densely populated suburban centres; Liang

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Court, popular with the Japanese community; Clarke Quay, Singapore's first festival village by the Singapore River; as well as specialist mall Funan The IT Mall.

CapitaLand Commercial is the commercial property business unit of CapitaLand, one of the largest listed real estate companies in Asia.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Visit www.capitaland.com for more details.

Issued by CapitaLand Commercial Limited

For more information, please contact:

Lee Eu Jin
Manager, Corporate Communications
Tel: 6239 6737; Email : lee.eujin@capitaland.com.sg

MASNET No. 86 OF 30.01.2003
Announcement No. 86

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CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its unaudited results for the year ended 31 December 2002.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg

Submitted by Lim Mei Yi, Company Secretary on 30/01/2003 to the SGX

THE ASCOTT GROUP LIMITED

The Board of Directors of The Ascott Group Limited is pleased to announce the following:

UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

		GROUP			COMPANY		
		2002 S$'000	2001 S$'000	%+/-	2002 S$'000	2001 S$'000	%+/-
1.	(a) Turnover	232,413	282,070	-18	53,693	29,506	+82
	(b) Investment income - Dividend from subsidiary company	-	-		24,300	-	
	(c) Other income including interest income *	33,052	114,269	-71	14,510	7,829	+85
2.	(a) Operating profit before tax,minority interests ('MI'),interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	98,021	138,003	-29	36,647	9,775	+275
	(b) Interest on borrowings	(20,590)	(54,338)	-62	(8,156)	(8,205)	-1
	(c) Depreciation and amortisation	(29,354)	(30,473)	-4	(1,712)	(1,617)	+6
	(d) Foreign exchange gain/(loss)	1,016	5,325	-81	2,714	415	+554
	(e) Exceptional gain	-	-		-	-	
	(f) Profit before tax	49,093	58,517	-16	29,493	368	nm
	(g) Share of (loss)/profit of associated companies / jointly controlled entities	(3,485)	(98)	nm	-	-	
	Profit before taxation and minority interests	45,608	58,419	-22	29,493	368	nm
	(h) Taxation	(11,670)	(17,348)^	-33	(5,792)	215^	nm
	(i) (i) Profit after tax but before MI	33,938	41,071	-17	23,701	583	nm
	(ii)Minority interests	(5,648)	570	-1091	-	-	
	(j) Profit attributable to Members of the Company	28,290	41,641	-32	23,701	583	nm

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	GROUP 2002	GROUP 2001	
3. (a) Operating profit/(loss) [2(i)(i) above] as a percentage of turnover [1(a) above]	14.6%	14.6%	
(b) Operating profit/(loss) [2(j) above] as a percentage of issued capital and reserves at the end of the year	2.5%	3.5%	
(c) Earnings in cents per ordinary share based on profit attributable to Members of the Company			
(i) Based on existing issued share capital #	1.83	2.69	
(ii) On a fully diluted basis +	1.82	2.69	
(d) Net asset value backing per ordinary share (cents) @	74.1	76.1	
(e) Analysis of expenses :			
- Cost of sales	137,477	168,531	
- Administrative expenses	55,876	58,502	
- Other operating expenses	2,429	56,451	
	195,782	283,484	-31

^ Figures restated. See Note 17.

Net earnings per share calculation is based on the weighted average number of 1,549,444,925 shares of S$0.20 each in issue for FY 2002 (FY 2001: 1,549,330,092 shares) taking into consideration the issue of 261,000 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,551,985,944 shares of S$0.20 each in issue for FY 2002. This is arrived at after taking into consideration the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

@ Net asset value per share calculation is based on the issued shares of 1,549,591,092 outstanding as at 31 December 2002 (31 December 2001: 1,549,330,092 shares).

* 'Other income including interest income' includes gain arising from sale of subsidiaries and associated companies for FY 2002 of S$27.5 million and gain arising from sale of investment properties and management contract for FY 2001 of S$97.1 million. Excluding these gains, other income decreased by S$11.6 million. This was mainly due to lower exchange gain in FY 2002 and divestment of retail malls.

	GROUP 2002 S$'000	GROUP 2001 S$'000	%+/-	COMPANY 2002 S$'000	COMPANY 2001 S$'000	%+/-
4. (a) Turnover reported for first half year	122,274	141,610	-14	14,235	14,743	-3
(b) Operating profit/(loss) [2(i)(i) above] reported for first half year	27,355[1]	2,091	+1208	6,068	894	+579
(c) Turnover reported for second half year	110,139	140,460	-22	39,458	14,763	+167
(d) Operating profit/(loss) [2(i)(i) above] reported for second half year	6,583[2]	38,980[3]	-83	17,633	(311)	nm

1 This includes net gain of S$23.7 million arising from the sale of subsidiaries and associated company.

2 This includes net gain of S$1.7 million arising from the sale of subsidiaries, investment property and leasehold property.

3 This includes net gain of S$85.7 million arising from the sale of retail malls, offset by provision made for doubtful receivables of S$32 million, provision made for diminution in value of investments of S$12.4 million and one-off charges of S$4.9 million.

5. (a) The Group's tax charge in 2002 included an underprovision of current tax of S$1,613,000 and a write-back of deferred tax of S$158,000 in respect of prior years.

(b) No pre-acquisition profits are included in the results of the Group for FY 2002.

(c) Profits on the sale of residential properties for FY 2002 amounted to S$2,603,000.

6. **GROUP TURNOVER AND PROFIT ANALYSIS**

	Turnover		**Profit before Interest, Exceptional Item And Tax [4]**		**Profit before Interest, Depreciation, Amortisation Exceptional Item And Tax [4]**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	S$'000	**S$'000**	**S$'000**	**S$'000**	**S$'000**	**S$'000**
By Business Segments						
Serviced Residence	156,552	138,947	30,802[5]	7,634[5]	55,497[5]	32,399[5]
Retail	38,013	82,816	18,954	151,075[6]	21,147	153,637[6]
Residential & Others	37,848	60,307	19,927	(45,854)[7]	22,393	(42,708)[7]
	232,413	282,070	69,683	112,855	99,037	143,328

	Turnover		**Profit before Interest, Exceptional Item And Tax [4]**		**Profit before Interest, Depreciation, Amortisation Exceptional Item And Tax [4]**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	S$'000	**S$'000**	**S$'000**	**S$'000**	**S$'000**	**S$'000**
By Region						
Within Singapore	93,233	151,094	41,198	145,223[6]	46,183	151,071[6]
Asia (excluding Singapore)	84,433	73,999	14,883	(33,940)[7]	37,668	(9,821)[7]
Australia and New Zealand	48,430	47,802	(711)	(3,713)	701	(3,314)
United Kingdom	6,317	9,175	14,313[8]	5,285	14,485	5,392
	232,413	282,070	69,683	112,855	99,037	143,328

The Asia operations refer to the Group's operations in Malaysia, Indonesia, Philippines, People's Republic of China and Vietnam.

[4] *Before taking into account share of associated companies and jointly controlled entities pretax loss (in Singapore, Thailand, Malaysia, Vietnam, Myanmar, United Kingdom and Japan), amounting to S$3,485 thousand in FY2002 (vs. pretax loss of S$98 thousand in FY 2001).*

[5] *All corporate costs are absorbed under the serviced residence sector and not allocated to the other two sectors.*

[6] *This includes the divestment gain of S$96.3 million arising from the sale of retail malls and management contract, which was not included in the turnover.*

[7] *This includes a total provision of S$47.2 million, which mainly relates to provision for doubtful receivables and provision for the Masters Golf and Country Club.*

[8] *This includes the gain of S$15.3 million arising from sale of York Road Limited, which is not included in the turnover.*

7. (i) **REVIEW OF THE GROUP'S PERFORMANCE**

When the merger between The Ascott Limited and Somerset Holdings Limited was completed in November 2000, the Group announced its strategic plan to become a pure-play serviced residence company. It would focus on growing the serviced residence business and divest its other non-core businesses such as those in the retail and residential sectors. The vision is to become a major global player in the serviced residence industry. We set forth a target to expand our portfolio to 15,000 units by 2005, from the then current base of 6,000 units. Geographically we will establish strong presence in Europe and North Asia, and gain a foothold in the US, in addition to our current market strength in the Asia Pacific. We will also seek to develop our major brands, The Ascott and Somerset, into global icons. On the financial front, we had set a target to achieve by 2005, return on equity of 10 to 12 percent and a debt-equity ratio of 0.6.

In the year under review, the Group continued its strategic drive to transform itself into a pure-play global serviced residence business and divest its non-core assets in the retail and residential sectors. For the year, the Group completed divesting S$214 million of its non-core property assets. As compared to FY 2001, the value of non-core property assets has decreased by S$275 million to S$470 million. To-date, the Group has divested 60% of its non-core assets. Proceeds from the sale of the non-core assets were used to pare down debt and to fund growth in the serviced residence sector. The debt/equity gearing ratio was reduced from 0.52 a year ago to 0.34 at end of FY 2002.

The Group further expanded its serviced residence business with new investments in Australia and the United Kingdom. New management contracts were also secured in Japan, China and The Philippines. Turnover from this business grew by 13% over FY 2001. The serviced residence business sector now accounts for about 67% of the Group's turnover as compared to 49% a year ago. It has overtaken the other two business segments ('retail' and 'residential and others') combined, to become the major contributor to the Group's turnover.

On 4 December, the Group announced that it had entered into an agreement to acquire a 50% stake in the Citadines group with a call option to purchase the remaining 50% by May 2004. Details of the acquisition were set out in a circular to the shareholders on 23 December 2002. At the extraordinary general meeting held on 20 January 2003, the shareholders voted in support of the acquisition by an overwhelming 99.99% of the votes cast. With the acquisition, the Group's portfolio will expand from the current 8,400 units to over 13,500 units. It will have operations in 37 cities in 15 countries, up from the base of 6,000 units in 16 cities and 10 countries when the Group was first merged.

On the financial front, the Group achieved a net profit before tax of S$45.6 million in FY2002. Net profit attributable to members of the Company was S$28.3 million, yielding a return on equity of 2.5%. The low return on equity is attributable to two main factors. Firstly, though operational cashflow continued to improve, a few non-core assets such as the Wuhan retail property and Masters Golf and Country Club are still incurring after-tax losses. Secondly, the aftermath of the September 11 incident and the general global economic slowdown had negatively impacted a few of the Group's serviced residence markets in FY 2002; particularly in Singapore and the UK markets. But elsewhere in the Asia region, the Group's serviced residences continued to experience robust growth particularly in China

The Group had earlier in Year 2000, set a target to achieve by 2005, a return on equity of 10-12%. With the still weak performance of a few non-core properties, impact of the 2001 September 11 incident and a much longer drawn out global economic recovery situation, the Group is unlikely to be able to achieve this target. The Group intends to undertake a major review of its strategic plan and forecasts and announce its revised targets within 2003.

Overall, despite the tougher general market conditions worldwide, the Group was operationally profitable. Excluding the gains from sales of the Group's assets and provisions made, the Group's attributable profit for FY 2002 increased by S$6.1 million to S$6.7 million compared to S$0.6 million for FY 2001.

(a) Turnover

4Q2002 vs 4Q2001

S$'000	4Q2002	4Q2001	Growth	
Serviced Residence	39,424	36,376	3,048	8%
Retail	8,906	20,383	(11,477)	-56%
Residential & Others	2,040	10,126	(8,086)	-80%
Total	50,370	66,885	(16,515)	-25%

Turnover for the serviced residence sector grew by 8% or S$3 million over that of 4Q2001. The higher turnover was mainly contributed by new acquisitions from the Oakford serviced residences (acquired on 31 December 2001) and new contributions from properties in China, namely The Ascott Pudong and Somerset Fortune Garden which were opened in 4Q2001. This was partly offset by lower contribution from Vietnam, Philippines and Singapore operations and the disposal of Somerset Grand Shanghai.

Turnover for the retail sector was 56% or S$11.5 million lower than 4Q2001. This was attributable to the sale of Junction 8 and Funan The IT Mall in December 2001 and the sale of Cuppage Terrace in August 2002.

The 'residential and others' sector's turnover of S$2 million was 80% or S$8.1 million lower than 4Q2001. The drop in turnover was mainly due to lower sale of units in the Colonnades and Icon projects in Australia, as they had been substantially sold by the end of FY 2001.

The Group's turnover for 4Q2002 decreased by 25% or S$16.5 million to S$50.4 million as compared to the corresponding period last year resulting from the Group's stated strategy to focus on pure-play global serviced residence business and exiting from the non-core retail and 'residential and others' sectors

FY 2002 vs FY 2001

S$'000	FY 2002	FY 2001	Growth	
Serviced Residence	156,552	138,947	17,605	13%
Retail	38,013	82,816	(44,803)	-54%
Residential & Others	37,848	60,307	(22,459)	-37%
Total	232,413	282,070	(49,657)	-18%

The serviced residence sector grew by 13% or S$17.6 million due to new contributions from the Oakford and China serviced residences offset by lower contribution from the Singapore serviced residences.

Turnover for the retail sector decreased by 54% or S$44.8 million, mainly attributable to the sale of Orchard Point retail podium in May 2001, sale of Junction 8 and Funan The IT Mall in December 2001.

Turnover for the "residential and others" sector decreased by 37% or S$22.5 million due to lower sale of units in the Colonnades and Icon projects in Australia, as they had been substantially sold by the end of FY 2001.

Compared to FY2001, the Group's turnover for FY2002 decreased by 18% or S$49.7 million to S$232.4 million. This was attributable mainly to lower contribution from the retail sector.

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(b) EBITDA

4Q2002 vs 4Q2001

S$'000	4Q2002	4Q2001	Growth	
Serviced Residence	11,988	(4,052)	16,040	396%
Retail	4,944	100,939	(95,995)	-95%
Residential & Others	1,576	(37,062)	38,638	104%
Total	18,508	59,825	(41,317)	-69%

EBITDA of the serviced residence sector in 4Q2002 increased by S$16.0 million to S$12.0 million. This was mainly due to higher contribution from the serviced residences in China and New Zealand, offset by losses incurred by Oakford serviced residences in Australia and weaker performance from Indonesia and Philippines serviced residences. Included in 4Q2001 EBITDA was a provision of S$8.2 million made for anticipated loss on disposal of a plot of land in China.

EBITDA of the retail sector in 4Q2002 decreased by 95% or S$96 million compared to the corresponding period in 2001, due to a one-off gain of S$90.8 million recorded on the sale of Junction 8, Funan The IT Mall and retail management contracts in 4Q2001 and the loss of earnings from Junction 8 and Funan The IT Mall as the businesses were divested.

EBITDA of the 'residential and others' sector in 4Q2002 increased by 104% or S$38.6 million due mainly to provisions made in 4Q2001 for doubtful receivables and the Masters Golf and Country Club, amounting to S$48 million.

Overall, the Group's EBITDA decreased by 69% or S$41.3 million to S$18.5 million compared to S$59.8 million in 4Q2001.

FY 2002 vs FY 2001

S$'000	FY 2002	FY 2001	Growth	
Serviced Residence	55,497	32,399	23,098	71%
Retail	21,147	153,637	(132,490)	-86%
Residential & Others	22,393	(42,708)	65,101	152%
Total	99,037	143,328	(44,291)	-31%

EBITDA of the serviced residence sector increased by 71% or S$23.1 million to S$55.5 million. The increase was partly contributed by a gain of S$5.8 million arising from the sale to a joint venture of a wholly-owned subsidiary owning The Ascott Mayfair, a gain of S$1.7 million arising from the sale of a subsidiary owning Somerset Grand Shanghai and a gain of S$1.9 million arising from the sale of a subsidiary owning a plot of land in Shanghai. The balance was contributed by growth and improved occupancy and rental rates achieved by the serviced residences in China, New Zealand and Vietnam although there was weaker performance from the Singapore serviced residences.

The EBITDA of the retail sector decreased by 86% from S$153.6 million to S$21.1 million. This was because FY2001 EBITDA included a net divestment gain of S$96.4 million arising from the sale of three retail malls and management contracts. The decrease was also attributable to a loss of S$1.4 million arising from the sale of Cuppage Terrace in FY 2002 and loss of rental income following the sale of Orchard Point retail podium, Junction 8 and Funan The IT Mall, offset by better performance of Scotts Shopping Centre.

The EBITDA of the "residential and others" sector increased by 152% or S$65.1 million. This was mainly due to a net gain of S$18.2 million arising from the sale of York Road Limited, LC Ventura (Tampines) Pte Ltd (which owned the Ventura Place) and Springleaf Tower, offset by a loss of S$0.8 million from sale of Costa Sands resorts. In addition, FY 2001 EBITDA includes the provisions made, amounting to S$47.2 million.

Overall, the Group's EBITDA declined by S$44.3 million or 31%, due to lower contribution from the retail sector, offset by the higher contribution from the serviced residence and "residential & others" sectors.

(c) Share of Losses of Associated Companies/ Jointly Controlled Entities

The Group's share of associated companies' and jointly controlled entities' losses was S$3.5 million in FY 2002 compared to a loss of S$0.1 million recorded in FY2001. The losses were mainly due to weaker than expected performance in the United Kingdom from the Ascott-Dilmun joint venture and losses incurred by The Ascott, Beijing. The losses in Beijing included a S$2.3 million reversal of prior years' interest cost recovery which was disallowed by the Chinese tax authorities.

(d) Profit Attributable to Members of the Company

4Q2002 vs 4Q2001

For 4Q2002, the Group's attributable profit decreased by S$31.4 million to S$2.6 million compared to a profit of S$34 million in 4Q2001. Excluding the divestment gains and provisions made in 4Q2001 of S$43.3 million, attributable profit for 4Q2002 is S$11.9 million higher than 4Q2001.

FY 2002 vs FY 2001

The general global economic slowdown negatively impacted a few of the Group's serviced residence markets in FY 2002, principally in the UK and Singapore. Despite the tougher overall market conditions, the Group was operationally profitable. Excluding the divestment gains from sales of the Group's assets amounting to S$21.6 million (net of minority interest) in FY 2002 and S$41 million in FY 2001, the Group's attributable profit from operations for FY 2002 increased by S$6.1 million to S$6.7 million compared to S$0.6 million for FY 2001.

(e) Revaluation of Properties

Based on the latest valuations obtained, the Group's investment properties and properties under development have declined in value by S$22.7 million. This decline has been taken to the capital reserves in the balance sheet of the Group. Accordingly, the net asset value of the Group has declined from 76.1 cents to 74.1 cents as at 31 December 2002.

(ii) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

None

(iii) In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between the end of the financial year and the date of this report which would materially affect the results of the operations of the Group and of the Company for FY 2002.

8. CURRENT YEAR'S PROSPECTS

The global economic recovery has been slower and more drawn out than expected. Threat of a possible Gulf War is negatively impacting cross-border business activities.

The Group will continue to actively pursue the divestment of its remaining non-core property assets, but given the current outlook, the Group is unlikely to complete the divestment this year.

The Group's turnover for 1Q2003 is expected to be lower than that for 1Q2002, due mainly to lower sales in the non-core residential sector. 1Q2003 is expected to be profitable, but it will not be at the same level as that for 1Q2002 as the latter was underpinned by S$5.8 million in divestment gain from the sale of a wholly-owned subsidiary owning The Ascott Mayfair.

Barring further deterioration in the markets in which the Group operates and assuming that the acquisition of 50% interest in Citadines is completed by end of 1Q2003, the directors expect the attributable profit for FY 2003 to be comparable to FY 2002.

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9. **BALANCE SHEET**

	GROUP 2002 S$'000	GROUP 2001 S$'000	COMPANY 2002 S$'000	COMPANY 2001 S$'000
Property, Plant and Equipment**	468,850	658,600	3,145	3,957
Investment Properties	862,493	976,240	330,000	330,000
Properties under development^^	18,723	197,661	-	-
Interest in Subsidiaries	-	-	323,842	323,904
Interest in Associates	34,920	37,455	2,992	3,037
Interest in Jointly Controlled Entities	131,998	63,721	-	-
Long-term Investments	6,826	7,558	-	-
Goodwill arising on Consolidation	6,732	7,454	-	-
Deferred Tax Asset	2,935	1,979	-	-
Current Assets ##	321,283	562,886	141,021	107,944
Current Liabilities @@	(504,357)	(892,014)	(186,470)	(102,369)
Non-Current Liabilities	(147,894)	(344,469)	(101,164)	(151,760)
	1,202,509	1,277,071	513,366	514,713
Representing:-				
Share Capital	309,918	309,866	309,918	309,866
Share Premium	291,076	291,043	48,596	48,563
Capital Reserves	589,698	617,787	113,831	113,831
Foreign Currency Translation Reserve	(6,286)	307	831	1,794
Unappropriated Profit/(Accumulated Loss)	(36,126)	(40,246)	40,190	40,659
Share Capital and Reserves	1,148,280	1,178,757	513,366	514,713
Minority Interest	54,229	98,314	-	-
	1,202,509	1,277,071	513,366	514,713

** The decrease is mainly due to the sale of a subsidiary, Shanghai Yong Liang Real Estate Development Co Ltd which owns the Somerset Grand Shanghai and sale of Costa Sands resorts.

^^ The decrease is mainly due to the sale of a subsidiary, Hua Li Holdings Pte Ltd, which owns a piece of residential land in Shanghai.

The decrease in current assets is mainly due to using excess cash to pay off the Group's borrowings.

@@ The decrease in current liabilities is mainly due to repayment of bank borrowings.

10. **GROUP BORROWINGS**

	As at 31.12.02 S$'000	As at 31.12.01 S$'000
Repayable in one year or less or on demand		
- secured	276,983	656,390
- unsecured	73,754	33,841
Repayable after one year		
- secured	135,068	330,034
- unsecured	302	1,036
	486,107	1,021,301

11. CASH FLOW STATEMENT

	12 months ended 31/12/02 S$'000	12 months ended 31/12/01 S$'000
Cash flow from operating activities	108,798	82,482
Cash flow from investing activities		
Interest received	4,391	4,724
Acquisition of property, plant and equipment	(19,928)	(48,919)
Proceeds from disposal of property, plant and equipment	11,560	1,104
Additions to investment properties and properties under development	(7,818)	(63,358)
Proceeds from sale of investment properties and properties under development	18,827	576,245
Acquisition of subsidiary	(17)	(7,454)
Disposal of subsidiaries	39,245	-
Disposal of associate	15,514	-
Investment in associates	(2,321)	-
Investment in jointly controlled entities	(58,941)	(13,718)
Other investing cashflow	(1,727)	1,290
	(1,215)	449,914
Cash flow from financing activities		
Interest paid	(21,034)	(58,189)
Dividends paid to minority shareholders	-	(722)
Dividends paid	(24,170)	(11,697)
Payment of merger expenses	-	(4,154)
Proceeds from bank borrowings	358,116	778,759
Repayment of term loans	(686,487)	(988,219)
Repayment of loans to minority shareholders	(8,877)	-
	(382,452)	(284,222)
Net (decrease) / increase in cash and cash equivalents	(274,869)	248,174
Cash and cash equivalents at beginning of year	358,225	108,534
Effect of exchange rate changes on balances held in foreign currencies	(1,670)	1,517
Cash and cash equivalents at end of year	81,686	358,225

12. STATEMENT OF CHANGES IN EQUITY

	GROUP		COMPANY	
	31.12.02 S$'000	31.12.01 S$'000	31.12.02 S$'000	31.12.01 S$'000
Share Capital				
At 1 January and at end of period	309,866	309,866	309,866	309,866
Issue of ordinary shares	52	-	52	-
At end of period	309,918	309,866	309,918	309,866
Share Premium				
At 1 January	291,043	291,043	48,563	51,346
Premium on issue of ordinary shares	33	-	33	-
Share issue expenses	-	-	-	(2,783)
At end of period	291,076	291,043	48,596	48,563

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	GROUP		COMPANY	
	31.12.02 S$'000	31.12.01 S$'000	31.12.02 S$'000	31.12.01 S$'000
Revaluation Reserve				
At 1 January	103,670	247,858	18,695	34,459
Surplus / (deficit) on revaluation of investment properties / properties under development	(23,991)	(66,193)	-	(15,764)
Realisation of revaluation surplus on disposal of investment properties / subsidiaries	(1,220)	(67,638)	-	-
Share of deficit on revaluation of investment properties				
- associates	68	(12,322)	-	-
- jointly controlled entities	1,233	1,475	-	-
Translation adjustment	(104)	490	-	-
At end of period	79,656	103,670	18,695	18,695
Reserve on Consolidation				
At 1 January	17,332	17,332	-	-
Adjustment on disposal of subsidiary	(4,068)	-	-	-
At end of period	13,264	17,332	-	-
Statutory Reserve				
At 1 January	175	165	-	-
Translation adjustment	(7)	10	-	-
At end of period	168	175	-	-
Capital Reduction Reserve				
At 1 January and at end of period	95,136	95,136	95,136	95,136
Merger Reserve				
At 1 January	396,000	400,152	-	-
Expenses relating to merger	-	(4,152)	-	-
At end of period	396,000	396,000	-	-
Other Capital Reserve				
At 1 January and at end of period	5,474	5,474	-	-
Foreign Currency Translation Reserve				
At 1 January	307	(6,366)	1,794	(141)
Foreign currency translation differences	(6,593)	6,673	(963)	1,935
At end of period	(6,286)	307	831	1,794
Revenue Reserve				
At 1 January	(42,517)	(72,006)	41,264	52,587
Effect of adopting new / revised SAS	2,271	1,816	(605)	(814)
At 1 January, restated	(40,246)	(70,190)	40,659	51,773
Profit for the period	28,290	41,641	23,701	583
Dividends paid	(24,170)	(11,697)	(24,170)	(11,697)
At end of period	(36,126)	(40,246)	40,190	40,659

13. **SHARE CAPITAL**

Since the last financial year ended 31 December 2001, the issued and paid-up capital of the Company increased by S$52,200 to S$309,918,218 as a result of the exercise of share options by the participants of The Ascott Share Option Plan (the "Plan").

Under the Plan, options for 16,778,000 unissued shares of S$0.20 each were granted during FY 2002 at the subscription price of S$0.353 per share:

Option Category	No. of Holders	Option Period	No. of Unissued Shares Under Option
Group executives	402	4 May 2003 to 3 May 2012	13,943,000
Parent group executives	191	4 May 2003 to 3 May 2012	2,085,000
Non-executive directors	7	4 May 2003 to 3 May 2007	750,000
	600		16,778,000

As at 31 December 2002, there were 45,003,000 unissued ordinary shares of S$0.20 each of the Company under Option under the aforesaid Plan, after accounting for 4,149,000 share options that were cancelled upon resignation of staff.

14. Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)

The figures have not been audited.

15. Where the figures have been audited or reviewed, the auditors'report (including any qualifications or emphasis of matter).

Not applicable.

16. Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied

Except as disclosed in paragraph 17 below, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2001.

17. If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change

With effect from 1 January 2002, the Group has adopted the new requirements of the revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes. The net effect of the adoption of the revised standard on the net profit, the opening revenue reserve and the net asset value is as follows:

S$' million	Group	Company
	Increase / (Decrease)	Increase / (Decrease)
Net profit for the year ended 31 December 2001	0.5	0.2
Opening revenue reserve at 1 January 2001	1.8	(0.8)
Opening revenue reserve at 1 January 2002	2.3	(0.6)
Net asset value at 31 December 2001	2.3	(0.6)

18. **DIVIDENDS**

The Board of Directors is recommending a bonus dividend payment, in addition to the payment of a first and final dividend. Details are as follows: -

(a) Present Period

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend Rate	6% per ordinary share less tax	2% per ordinary share less tax
Par value of shares	S$0.20	S$0.20
Tax Rate	22%	22%

(b) Previous Corresponding Period

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend Rate	5% per ordinary share less tax	5% per ordinary share less tax
Par value of shares	S$0.20	S$0.20
Tax Rate	24.5%	24.5%

(c) Total Annual Dividend

	Year Ended 31.12.02	Year Ended 31.12.01
Summary of dividend proposed per share		
Final after tax @ 22% (FY 2001: 24.5%) (cents)	1.25	1.51
Total annual dividend after tax (S$'000)	19,339	23,395

The above represents a total gross dividend rate of 8% per ordinary share for the financial year 2002. No interim dividend was paid during the year.

The proposed dividends, if approved at the Annual General Meeting to be held on 30 April 2003, will be paid on 23 May 2003.

Closure of Books

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividends at the Annual General Meeting to be held on 30 April 2003, the Share Transfer Books and Register of Members of the Company will be closed from 12 May 2003 to 13 May 2003, both dates inclusive. Duly completed transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 9 May 2003 will be registered to determine shareholders' entitlement to the proposed dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the proposed dividends will be paid by the Company to CDP which will in turn distribute dividend entitlements to shareholders.

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19. INTERESTED PERSON TRANSACTIONS

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	S$'000	S$'000
CapitaLand Limited & its associates		
General transactions	-	6,318
Treasury transactions	254	-
Singapore Technologies Pte Ltd and its associates		
General transactions	-	738

During the financial year, there were no joint ventures with interested persons.

* The aggregate value is for the period of the contract.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Chia Lee Meng
Company Secretary

Singapore
30 January 2003

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

January 30, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott Achieves Strong Serviced Residence Growth

FY 2002 Results

A. Core Serviced Residence Sector	FY 2002 S$ million	FY 2001 S$ million	Change %
Turnover	**156.6**	138.9	+13
EBITDA	**55.5**	32.4	+71
B. Group			
Turnover	**232.4**	282.1	-18
EBITDA	**99.0**	143.3	-31
Profit Before Tax	**45.6**	58.4	-22
Attributable Profit	**28.3**	41.6	-32
Earnings Per Share (Diluted)	**1.82 cents**	2.69 cents	-
Net Asset Value Per Share	**74.1 cents**	76.1 cents	-

Total Gross Dividend	**: 8% per share** (First and final dividend of 6% + bonus dividend of 2%) **1.25 cents per share after tax**
Gross Dividend Yield	: 4.9% @ 32.5 cents per share on Jan 29, 2003

The Ascott Group achieved net profit of S$28.3 million due to strong growth in its core serviced residence business. Net profit is 32 per cent lower than 2001 profit mainly due to a large one-off divestment gain from the sale of Junction 8 and Funan malls in 2001.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

Ascott's directors are recommending a total gross dividend of eight per cent per share comprising a first and final gross dividend of six per cent and bonus dividend of two per cent. This represents a gross dividend yield of 4.9 per cent based on Ascott's share price of 32.5 cents on January 29. Dividend after tax would be 1.25 cents per share.

Strong Growth in Serviced Residence Business

In 2002, Ascott's core serviced residence business saw robust growth. EBITDA increased 71 per cent to S$55.5 million, and turnover rose 13 per cent to S$156.6 million.

The EBITDA increase was due to the improved occupancy and rental rates at its serviced residences in China and Vietnam, and a gain of S$9.4 million from the sale of The Ascott Mayfair to the Ascott-Dilmun joint venture, Somerset Grand Shanghai, and sale of land in Shanghai.

The increased turnover was due to new contributions from the group's Oakford residences in Australia, and China residences recently opened, offset by lower contributions from the Singapore serviced residences.

As part of group restructuring and divestment of non-core businesses, group turnover slipped 18 per cent to S$232.4 million and group EBITDA dipped 31 per cent to S$99.0 million, due to lower non-core contributions.

The lower group EBITDA was also largely due to a one-off divestment gain of S$90.8 million in the fourth quarter 2001 for the sale of the group's Junction 8 and Funan malls, and retail management contracts.

Positive Outlook

The Ascott Group's chief executive officer, Mr Kee Teck Koon, said: "Our serviced residence business continues to grow strongly, especially in China and Vietnam. But the general global economic slowdown has weakened a few of our serviced residence markets, particularly in Singapore and the UK."

He added that in 2003, the group expects attributable profit to be comparable to that in 2002. This assumes that Ascott's acquisition of the 50 per cent interest in Citadines is completed by the first quarter 2003, and that economic conditions do not deteriorate.

In 2003, the group's serviced residence sector is expected to continue its double-digit revenue growth and GOP margins are expected to improve from on-going efforts to drive operational efficiencies. In addition, there will be new contributions from the Citadines properties and new management contracts.

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However, interest expense will rise with the new investment in Citadines. The group's non-core sector is expected to see stable retail sector earnings and lower contributions from other non-core assets.

Debt-equity ratio at end 2002 was reduced to 0.34 from 0.52 a year ago. Earnings per share (diluted) was 1.82 cents compared to 2.69 cents in 2001.

Net asset value per share was 74.1 cents compared to 76.1 cents in the prior year. This was due to the group's investment properties and properties under development declining in value by S$22.7 million, based on latest valuations. The decrease has been taken to the capital reserves in the group's balance sheet.

Strategies for Higher Capital Productivity

Mr Kee said that, having largely achieved its growth targets, Ascott will focus on improving its capital productivity and yields in 2003. It will restructure its asset base and look into selling or securitising its serviced residence assets into funds, while retaining their management contracts.

It will also step up yield enhancement activities for its core assets, such as upgrading and repositioning the properties. This includes upgrading The Ascott Singapore in 2003. The group will also continue to divest its remaining S$470 million non-core assets.

Operationally, Ascott will work to build a fully integrated international operation with improved margins, and consistency in standards in its properties in 20 cities. It will also continue to develop its brands internationally and deepen its customer relationships, leveraging the strengths of the Citadines brand and customer network with the rest of its operations.

Mr Kee said that in 2002, the group's return on assets was dragged by a few non-core assets, which are still incurring after-tax losses. Funds from Ascott's recent divestments, once fully invested such as in the Citadines acquisition in 2003, should generate higher yields.

Strategy Is On Track

Mr Kee said that Ascott is on target in its transformation into a pure play serviced residence company. In 2002, the group divested S$214 million non-core assets. At end 2002, its serviced residence business accounted for 67 per cent of group turnover compared to 49 per cent the year before.

It also expanded its main serviced residence business by securing new management contracts in Japan, China and the Philippines, and making new investments in Australia and the UK.

Ascott's acquisition of Citadines will expand its portfolio to 13,500 units in 37 cities in 15 countries. This will bring the group substantially closer to its target of becoming a major global serviced residence company operating 15,000 units.

Citadines Acquisition

On January 20, Ascott's shareholders gave the go-ahead to acquire a 50 per cent equity in Citadines for E84.2 m (S$150.6m)* based on nine times Citadines' 2001 EBITDA.

In addition, Ascott has a call option to acquire the remaining 50 per cent stake by May 2004.

Ascott said it will fund the acquisition of the pan-European serviced residence chain through cash and borrowings. It may also bring in investment partners to acquire the call option stake.

The Citadines acquisition is accretive to Ascott's earnings. Based on Ascott's proforma financial statements for FY2001, the acquisition will increase its earnings per share by two per cent from 2.66 cents to 2.71 cents, while the exercise of the call option will increase its earnings per share by 20 per cent to 3.18 cents.

**S$ conversion is based on the exchange rate of 1.789 as at December 19, 2002.*

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : January 30, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- end -

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ABOUT THE ASCOTT GROUP

The Ascott Group is an international serviced residence company, owning / managing over 8,400 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the UK.

These include prime properties in gateway cities and business centres such as Singapore, London, Beijing, Shanghai, Tokyo, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

After its acquisition of a 50 per cent stake in Citadines, a pan European serviced residence chain, Ascott's portfolio will be expanded to 13,500 units spanning 37 cities.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 19-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury 'The Ascott' brand projects an elegant lifestyle appealing to top executives. The 'Somerset' brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

For reservations on Ascott properties, call Central Reservations at (65) 6272-7272 or visit the group's website at www.the-ascott.com

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MASNET No. 45 OF 30.01.2003
Announcement No. 45

CAPITALAND LIMITED

DATE OF RELEASE OF 2002 FULL YEAR FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its full year financial results for the year ended 31 December 2002 on Thursday, 6 February 2003.

By Order of the Board

Lim Mei Yi
Company Secretary
30 January 2003

Submitted by Lim Mei Yi, Company Secretary on 30/01/2003 to the SGX

MASNET No. 87 OF 30.01.2003
Announcement No. 87

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASSET VALUATION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

properties valuation _full_.pc

Submitted by Lim Mei Yi, Company Secretary on 30/01/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ASSET VALUATION

The Board of Directors of the Company wishes to announce the independent valuations of the following assets of the Company undertaken by Jones Lang LaSalle on 30 November 2002 :-

Properties	Valuation as at 31/12/2002
6-8 Scotts Road, Scotts Shopping Centre and The Ascott Singapore	S$330,000,000
177A and 177B River Valley Road, Liang Court Shopping Centre & Somerset Liang Court Executive Residences, Singapore	S$268,300,000
15 Cairnhill Road, Cairnhill Place/Somerset Grand Cairnhill, Singapore	S$150,600,000

A copy of the valuation report is available for inspection at its registered office at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 during normal business hours for 3 months from today.

By order of the Board

Chia Lee Meng/Keong Wen Hui
Company Secretary/Asst. Company Secretary
30 January 2003

\\CiT\AG\SGX\Announcement\2003\General\properties valuation (full).doc

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MASNET No. 88 OF 30.01.2003
Announcement No. 88

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "ADDITIONAL INFORMATION ON FULL YEAR FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Released Announcement @ 30 Jan 2003.

Submitted by Lim Mei Yi, Company Secretary on 30/01/2003 to the SGX

82-4507

MASNET No. 34 OF 30.01.2003
Announcement No. 34

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Additional Information on Full Year Financial Statement & Dividend Announcement

The Company refers to the Full Year Financial Statement & Dividend Announcement released on 28 January 2003 and wishes to clarify as follows :-

(1) Explanatory notes to Income Statement / Balance Sheet

Section 1(a) Paragraph (x) : Finance Costs / Section 1(b)(i) Paragraph (vii) : Borrowings

The Group's stated borrowings of S$252.1mil in 2001 and S$271.0mil in 2002 were figures as at 31 December. The average borrowings in 2002 in fact decreased over 2001. Finance costs decreased due to lower average borrowings as well as lower market interest rates achieved.

(2) Explanatory notes to Balance Sheet

Section 1(b)(i) Paragraph (ii) : Current receivables

The conditions of sale of the non core asset were triggered when the purchaser obtained necessary license and approvals from the authorities. Although the said license and approvals were obtained in financial year 2002, under the provisions of the agreement, payment by the purchaser is only due in financial year 2003, as a result the current receivables in 2002 increased.

Section 1(b)(i) Paragraph (iii) : Non-current receivables

The debt and provisions related to a debt due from an investee company. The said debt was restructured during the year, wherein the debt was secured against the mortgage of a property, which adequately covered the debt outstanding. As such, the provision previously made was no longer required and was written back accordingly.

(3) Section 2

As per the norm, the announcement of the Full Year Financial Statement were based on figures that were not audited nor reviewed by the auditors. The audit is currently in progress and in the normal timeframe will be completed for reporting in the Annual Report 2002.

Submitted by Emily Chin, Company Secretary on 30/01/2003 to the SGX

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ACQUISITION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, E-PAVILION PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Investments Pte Ltd, has acquired two ordinary shares of $1 each in the capital of E-Pavilion Pte Ltd ("E-Pavilion"), representing 100% of the issued capital of E-Pavilion, for a consideration of $2. E-Pavilion is a shelf company which has not commenced operations.

E-Pavilion, an investment holding company incorporated in Singapore, has an authorised capital of $500,000 comprising 500,000 ordinary shares of $1 each.

By Order of the Board

Lim Mei Yi
Company Secretary
31 January 2003

s:ses/SGX annc/Incorp-NewAcq/E-Pavilion-31Jan03.doc

82-4507

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCREASE IN SHARE CAPITAL OF CAPITALAND FINANCIAL INVESTMENTS PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the authorised share capital of its indirect wholly-owned subsidiary, CapitaLand Financial Investments Pte Ltd ("CFIPL"), has increased from $400,000 to $4,000,000 by the creation of an additional 3,600,000 ordinary shares of $1 each.

CapitaLand's interest in CFIPL is held through its wholly-owned subsidiary, CapitaLand Financial Limited, who has increased its investment in CFIPL from $2 to $1,500,000. This increase in the issued and paid-up share capital of CFIPL was made by way of cash subscription of 1,499,998 ordinary shares of $1 each. CapitaLand's interest in CFIPL remains unchanged at 100% after the increase.

By Order of the Board

Lim Mei Yi
Company Secretary
31 January 2003

s:ses/SGX annc/shares/CFIPL-increase-31Jan03.doc

73

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Asset Valuation"	30 January 2003	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Raffles Holdings Limited – "Additional Information on Full Year Financial Statement & Dividend Announcement"	30 January 2003	For Public Relations Purposes
Acquisition of Indirect Wholly-Owned Subsidiary, E-Pavilion Pte Ltd	31 January 2003	SESTL Listing Manual
Increase in Share Capital of CapitaLand Financial Investments Pte Ltd	31 January 2003	SESTL Listing Manual

/s/sec/adr/adr(82-4507)-Jan 2003.doc
6 Feb 2003

MASNET No. 81 OF 28.01.2003
Announcement No. 81

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CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today announced its financial statements for the twelve months ended 31 December 2002.

For details, please refer to the announcement and news release posted by Raffles on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 28/01/2003 to the SGX

82-4507

MASNET No. 17 OF 28.01.2003
Announcement No. 17

Raffles HOLDINGS

RAFFLES HOLDINGS LIMITED

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group			Company		
	Note	31 Dec 2002 S$'000	31 Dec 2001 S$'000	Incr / (Decr) %	31 Dec 2002 S$'000	31 Dec 2001 S$'000	Incr / (Decr) %
Turnover	i	**383,996**	**358,602**	7	**45,363**	**211,024**	(79)
Cost of sales	ii	(187,051)	(143,054)	31	-	-	-
Gross profit	iii	**196,945**	**215,548**	(9)	**45,363**	**211,024**	(79)
Advertising and promotion	iv	(25,392)	(22,470)	13	-	-	-
General and administration	iv	(78,347)	(90,277)	(13)	(6,991)	(6,885)	2
Property and maintenance	iv	(98,498)	(103,520)	(5)	-	-	-
Exceptional gains	v	35,717	354,613	(90)	3,238	489,717	(99)
Exceptional losses	vi	(4,687)	(112,364)	(96)	(1,321)	(48,813)	(97)
Other income		3,420	5,851	(42)	-	-	-
Profit on operating activities	vii	**29,158**	**247,381**	(88)	**40,289**	**645,043**	(94)
Share of results of associated companies	viii	36,499	10,405	251	-	-	-
Profit before interest and tax	ix	**65,657**	**257,786**	(75)	**40,289**	**645,043**	(94)
Finance income		5,205	8,241	(37)	1,444	5,418	(73)
Finance costs	x	(9,620)	(21,771)	(56)	(15)	(3,389)	(100)
Profit before tax	xi	**61,242**	**244,256**	(75)	**41,718**	**647,072**	(94)
Taxation	xii	(12,472)	(15,971)	(22)	(9,825)	(53,502)	(82)
Profit after tax		**48,770**	**228,285**	(79)	**31,893**	**593,570**	(95)
Minority interests	xiii	(3,787)	20,099	n.m.	-	-	-
Profit attributable to shareholders	xiv	**44,983**	**248,384**	(82)	**31,893**	**593,570**	(95)
Earnings before interest, tax, depreciation and amortisation (EBITDA) (item xi + depreciation and amortisation + finance costs)							
- excluding net exceptional gains		86,137	74,422	16			
- including net		117,167	316,671	(63)			

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exceptional gains

n.m. - not meaningful

Explanatory Notes

i) Turnover

Turnover increased by S$25.4 mil or 7.1% from S$358.6 mil to S$384.0 mil mainly due to better operating performance and the consolidation of full 12-month performance of Swissotel following the acquisition of Swissotel Holding AG and its subsidiaries ("Swissotel") in June 2001. This more than offset the turnover of Tincel Properties Pte Ltd ("Tincel Properties") which was deconsolidated as a result of the 55% divestment in June 2001.

ii) Cost of sales

Cost of sales increased by S$44.0 mil from S$143.1 mil to S$187.1 mil as a result of the consolidation of 12 months (compared with 7 months in 2001) of Swissotel costs as well as changes in the business costs structure as the Group expanded its core Hotels & Resorts business and partially divested its Related Commercial Investment business which was essentially property investment (Tincel Properties). Compared with property investment, hotel operations had higher cost of sales, particularly in manpower, but lower property and maintenance costs.

iii) Gross profit

Gross profit decreased by S$18.6 mil from S$215.5 mil to S$196.9 mil as a result of the changes in cost of sales as explained in note (ii) above and the deconsolidation of the total contribution of Tincel Properties following the divestment. Only part of the proceeds from the divestment had been reinvested in the core Hotels & Resorts business to generate replacement income.

iv) Advertising and promotion, general and administration and property and maintenance

These expenses represented the key operating expenses of the Group.

Advertising and promotion expenses were higher than last year as a result of the consolidation of 12 months (compared with 7 months in 2001) of Swissotel costs. Advertising and promotion expenses were partly funded by sales and marketing fees that were charged to the various hotels. On a net basis, advertising and promotion expenses were 4.3% and 4.5% of turnover in 2002 and 2001 respectively.

General and administration expenses were lower despite consolidation of 12 months (compared with 7 months in 2001) of Swissotel costs as 2001 expenses included one-off items relating to integration costs and provisions for long-dated debts.

Property and maintenance expenses were lower than last year as a result of the changes in business costs structure.

v) Exceptional gains

The exceptional gain in 2002 was significantly lower as a very large exceptional gain of S$354.5 mil arising from the divestment of 55% of Tincel Properties was recorded in 2001.

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The exceptional gains before minority interests of S$35.7 mil (S$31.8 mil after minority interests) in 2002 comprised:

(a)	Successful resolution of outstanding legal issues and post-completion matters relating to Swissotel acquisition.	S$21.8 mil
(b)	Disposal of subsidiaries in connection with the sale of a piece of land in Shanghai.	S$12.5 mil
(c)	Unutilised profit warranty in relation to the sale of 55% interest in Tincel Properties.	S$1.4 mil

vi) Exceptional losses

The exceptional losses before and after minority interests in 2002 of S$4.7 mil was 95.8% lower than that in 2001 and consisted mainly of:

(a) write-down in carrying value of property, plant and equipment following the regular asset impairment review at the end of the financial year in accordance to the Singapore Statements of Accounting Standard No. 36 (SAS 36).
(b) provision for diminution in value of an associated company.

vii) Profit on operating activities

For 2002, the Group recorded better profit from its hotel operations compared with 2001. Overall profit on operating activities, however, decreased because:

(a) large exceptional gain of S$354.5 mil arising from the Tincel Properties divestment in 2001.
(b) contributions from Tincel Properties were accounted for as share of results of an associated company in 2002 while 2001 included 5 months of Tincel Properties' contributions.

viii) Share of results of associated companies

Income derived from associated companies increased by S$26.1 mil from S$10.4 mil to S$36.5 mil mainly due to equity accounting for the 45% contribution from Tincel Properties for a full year following the 55% divestment in June 2001, as compared to 7 months in 2001.

ix) Profit before interest and tax

A breakdown of profit before interest and tax (PBIT) is as follows:

	Group			
	31 Dec 2002	31 Dec 2001	Increase / (decrease)	
	S$'mil	S$'mil	S$'mil	%
Operating activities	34.7	15.6	19.1	122%
Net exceptional items	31.0	242.2	(211.2)	(87%)
Profit before interest and tax	**65.7**	**257.8**	**(192.1)**	**(75%)**

Profit from operating activities improved by 122.4% to S$34.7 mil because of stronger operating performance, both in hotel operations as well as Tincel Properties. Overall, profit before interest and tax was lower because of the large exceptional gain in 2001.

x) Finance costs

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Finance costs decreased by 55.8% to S$9.6 mil due to lower borrowings and lower market interest rates achieved.

xi) Profit before tax

Profit before tax was lower as a result of lower overall profit before interest and tax as explained above in note (ix) which was partially offset by lower finance costs of S$12.2 mil in note (x) above.

xii) Taxation

The income tax expense decreased by S$3.5 mil from S$16.0 mil to S$12.5 mil mainly due to the deconsolidation of Tincel Properties following the divestment in June 2001.

The income tax expense of the Group was lower than the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation because the exceptional gains were non-taxable which were partially offset by tax losses of certain subsidiaries were not available for offset against taxable income of profitable subsidiaries.

xiii) Minority interests

Minority interests' share of results increased mainly because of allocation of exceptional losses to minority interests in 2001.

xiv) Profit attributable to shareholders

Profit attributable to shareholders decreased by S$203.4 mil from S$248.4 mil to S$45.0 mil as a result of lower profit before tax as explained in note (xi) above which was partially offset by lower tax expense in note (xii) above.

Additional Disclosure	Group		
	31 Dec 2002 S$'000	31 Dec 2001 S$'000	Increase / (decrease) %
i) Profit before tax (item xi) was arrived at after:			
Charging			
Depreciation and amortisation	(46,305)	(50,644)	(9)
Allowance for doubtful debts	(1,772)	(9,031)	(80)
Bad debts written off	(131)	(138)	(5)
Net loss on disposal of property, plant and equipment	(378)	(661)	(43)
Interest expense	(9,400)	(21,693)	(57)
And crediting			
Interest income *	5,080	7,559	(33)
Investment income	32	16	100
Foreign exchange gain	93	666	(86)

* Excluded S$10,689,000 (2001 : S$5,915,000) interest income from loan to an associated company that was in substance the Group's investment in the associated company and therefore disclosed as part of the Group's share of results of associated companies.

ii) Adjustments for under or (over) provision of tax in respect of prior years

Overprovision in respect of:	S$'000
- current income tax	(273)

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- deferred tax	(214)
	(487)

iii) Profit or loss on sale of investments and / or properties

Sale of investments / properties	Profit / (Loss)
MCH Holdings (Shanghai) Pte Ltd and Shanghai Merchant Court Hotel Co., Ltd in connection with the sale of land in Shanghai.	-

iv) Extraordinary income

Nil

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

		Group		Company	
		31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	Note	S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	104,684	244,190	77,208	218,432
Receivables	ii	69,477	50,151	22,036	13,202
Short-term investments	i	158,250	68,802	158,250	68,250
Inventories		10,009	10,231	-	-
Other current assets		3,388	2,880	25	17
		345,808	376,254	257,519	299,901
Non-current assets					
Receivables	iii	69,578	30,502	113	128
Other investments and assets		17,340	18,001	115	233
Investment in associated companies	iv	730,975	755,728	371,441	371,441
Investment in subsidiaries		-	-	1,136,436	1,123,906
Investment properties		65,000	66,500	-	-
Property, plant and equipment	v	1,192,860	1,164,649	22	32
Deferred tax asset		2,900	3,926	-	-
Goodwill	vi	20,442	43,531	-	-
		2,099,095	2,082,837	1,508,127	1,495,740
Total assets		**2,444,903**	**2,459,091**	**1,765,646**	**1,795,641**
Current liabilities					
Trade and other payables		120,796	127,258	5,117	3,238
Provision for income tax		16,063	16,655	7,835	6,751
Borrowings	vii	119,439	156,237	-	-
Provisions		4,660	6,271	4,660	6,271

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	Note				
		260,958	306,421	17,612	16,260
Non-current liabilities					
Borrowings	vii	151,578	95,928	-	-
Provision for deferred tax		25,100	23,024	-	-
Other non-current liabilities		1,360	7,963	855	591
Provisions		17,378	21,709	17,378	21,709
		195,416	148,624	18,233	22,300
Total liabilities		**456,374**	**455,045**	**35,845**	**38,560**
Net assets		**1,988,529**	**2,004,046**	**1,729,801**	**1,757,081**
Share capital and reserves					
Share capital		1,040,000	1,040,000	1,040,000	1,040,000
Reserves		842,523	863,429	689,801	717,081
Interests of shareholders of the Company		1,882,523	1,903,429	1,729,801	1,757,081
Minority interests		106,006	100,617	-	-
		1,988,529	**2,004,046**	**1,729,801**	**1,757,081**
Net tangible assets (Interests of shareholders of the Company less goodwill)	viii	1,862,081	1,859,898	1,729,801	1,757,081

Explanatory Notes

i) Cash and cash equivalents and short-term investments
Cash and cash equivalents reduced by S$139.5 mil from S$244.2 mil to S$104.7 mil mainly due to purchase of S$89.4 mil short-term investments, which were readily convertible to cash, as part of the Group's yield management of surplus cash pending further deployment and payment of dividends to shareholders of S$64.9 mil.

ii) Current receivables
Current receivables increased by S$19.3 mil from S$50.2 mil to S$69.5 mil mainly due to a receivable from the purchaser of a non-core asset as part of the Swissotel acquisition; conditions of which was triggered only in 2002.

iii) Non-current receivables
Non-current receivables increased by S$39.1 mil from S$30.5 mil to S$69.6 mil mainly due to write-back of provisions of S$26.5 mil no longer required as a result of a successful restructuring of debts to an investee company. The non-current receivables also included a related company receivable relating to the disposal of Shanghai land which would be payable in 2004 under the terms of sale.

iv) Investment in associated companies
Investment in associated companies decreased by S$24.7 mil from S$755.7 mil to S$731.0 mil mainly due to the Group's share of the revaluation deficit of the investment property of an associated company and the share of losses of certain associated companies.

v) Property, plant and equipment

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Property, plant and equipment increased by about S$28.3 mil from S$1,164.6 mil to S$1,192.9 mil due to capital expenditure incurred during the financial year and the strengthening of the Australian Dollar, Swiss Franc, Euro Dollar and Sterling Pound against the Singapore Dollar, which increased the property, plant and equipment balances upon translation at year-end. These were partially offset by depreciation during the year and the weakening of the US Dollar against the Singapore Dollar which decreased property, plant and equipment balances upon translation at year-end.

vi) Goodwill

Goodwill reduced by S$23.1 mil from S$43.5 mil to S$20.4 mil as a result of (i) a reduction in the purchase consideration for Swissotel acquisition by about S$9.7 mil following the successful conclusion of negotiations with SwissAir relating to the post-completion issues, and (ii) an increase in the net identifiable assets as a result of a successful completion of the restructuring of the debts of its investee company, partially offset by the write-back of the provision in respect of management contracts no longer required.

vii) Borrowings

The Group's borrowings repayable in one year or less, or on demand decreased by S$36.8 mil from S$156.2 mil to S$119.4 mil while the Group's borrowings repayable after one year increased by S$55.7 mil from S$95.9 mil to S$151.6 mil. This is part of the Group's continuous liabilities management efforts.

Overall, the total Group's borrowings increased by S$18.9 mil from S$252.1 mil to S$271.0 mil. The increase was mainly due to additional loans drawn down by non wholly-owned subsidiary as working capital and the strengthening of the Swiss Franc and Euro Dollar against the Singapore Dollar which resulted in higher loan balances upon translation. The increase in loan balances arising from the translation of foreign currencies denominated loans are totally offset by the corresponding increase in property, plant and equipment balances.

viii) Net Tangible Assets

The Net Tangible Asset increased by S$2.2 mil to S$1,862.1 mil as at 31 December 2002 as compared to S$1,859.9 mil as at 31 December 2001. This was mainly due to:

(a) net profit after tax and minority interests of S$45.0 mil for the financial year
(b) balance sheet translation gain on the Group's net foreign assets of S$18.1 mil
(c) lower goodwill of S$23.1 mil

partially offset by:

(d) dividend payment of S$64.9 mil
(e) revaluation deficit of investment properties of S$19.1 mil.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31 Dec 2002		As at 31 Dec 2001	
Secured	Unsecured	Secured	Unsecured
75,694,000	43,745,000	77,878,000	78,359,000

Amount repayable after one year

As at 31 Dec 2002		As at 31 Dec 2001	
Secured	Unsecured	Secured	Unsecured
106,578,000	45,000,000	79,928,000	16,000,000

Details of any collateral

At the end of the financial year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	Group	
	31 Dec 2002	31 Dec 2001
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	373,161	338,726

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group	
	31 Dec 2002	31 Dec 2001
	S$'000	S$'000
Cash flows from operating activities		
Profit before tax	61,242	244,256
Adjustment for:		
Exceptional gains	(35,717)	(354,613)
Exceptional losses	4,687	112,364
Depreciation and amortisation charge	46,305	50,644
Foreign exchange (loss) / gain	(2,660)	5,105
Interest expense	9,400	21,693
Interest and dividend income	(5,112)	(7,575)
Net loss on disposal of property, plant and equipment	378	661
Provision for retirement gratuity	467	650
Provision for diminution in value of assets	131	591
Share of results of associated companies	(36,499)	(10,405)
Operation profit before working capital changes	42,622	63,371
Change in operating assets and liabilities, net of effects from sale of subsidiary:	222	(823)
Decrease / (increase) in inventory		
Increase in debtors	(4,705)	(13,072)
(Decrease) / increase in creditors	(1,476)	15,885
Cash from operations	36,663	65,361
Income tax (paid) / refunded	(5,246)	1,174
Net long-term deposits refunded	-	(7,334)
Payment for deferred expenditure	-	(571)
NET CASH GENERATED FROM OPERATING ACTIVITIES	31,417	58,630
Cash flows from investing activities		
Dividends and interest received from associated company	33,010	19,724
Other dividends and interest received	5,170	7,085
Adjustments to receipts following the completion of settlement with SwissAir	6,241	-
Proceeds from sale of property, plant and equipment and investments	729	1,539

Proceeds from divestment of subsidiaries	575	901,406
Return of capital from associated company	501	1,578
Purchase of short-term investments	(89,448)	(68,275)
Purchase of property, plant and equipment and other assets	(49,632)	(47,268)
Purchase of business and subsidiaries	-	(252,899)
Investment in associated company	-	(5,769)
Purchase of unquoted equity investments	(533)	(349)
Payment of income support	(4,566)	(1,759)
NET CASH (USED) IN / FROM INVESTING ACTIVITIES	(97,953)	555,013
Cash flows from financing activities		
Dividends paid to ordinary shareholders of the Company	(64,896)	(31,408)
Dividends paid to minority shareholders	(874)	(1,410)
Interest paid	(9,596)	(23,275)
Proceeds from / (repayment of) term loans	3,260	(332,912)
Net proceeds from issue of ordinary shares or units to minority shareholders	-	800
NET CASH USED IN FINANCING ACTIVITIES	(72,106)	(388,205)
Net (decrease) / increase in cash and cash equivalents held	(138,642)	225,438
Cash and cash equivalents at the beginning of the financial year	240,081	14,643
Cash and cash equivalents at the end of the financial year	101,439	240,081

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial year comprised the following:

	Group	
	31 Dec 2002	31 Dec 2001
	S$'000	S$'000
Cash and cash equivalents	104,684	244,190
Less : Bank overdrafts *	(3,245)	(4,109)
Cash and cash equivalents per consolidated cash flow statement	101,439	240,081

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash outflow for the financial year ended 31 December 2002 of about S$138.6 mil was mainly due to:

(a) payment of dividends to shareholders of S$64.9 mil; and

(b) purchase of S$89.4 mil short-term investments, which were readily convertible to cash, as part of the Group's yield management of surplus cash pending further deployment.

For the year ended 31 December 2001, the positive net cash inflow was mainly due to the proceeds from the divestment of Tincel Properties partially offset by the acquisition of Swissotel and the repayment of loans.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

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Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Balance as at 1 Jan 2002						
- as previously reported	1,040,000	105,152	276,361	(61,239)	557,008	1,917,282
- change in accounting policy on investment property	-	-	983	-	(5,868)	(4,885)
- effect of adopting SAS 12	-	-	-	-	(8,968)	(8,968)
- as restated	1,040,000	105,152	277,344	(61,239)	542,172	1,903,429
Net currency translation adjustment	-	-	-	18,064	-	18,064
Revaluation deficit on investment properties	-	-	(19,057)	-	-	(19,057)
Net (losses) / gains not recognised in income statement	-	-	(19,057)	18,064	-	(993)
Net profit after tax	-	-	-	-	44,983	44,983
Total recognised (losses) / gains for the financial year	-	-	(19,057)	18,064	44,983	43,990
Transfer from retained earnings to capital reserves	-	-	-	844	(844)	-
Dividend for 2001	-	-	-	-	(64,896)	(64,896)
Balance as at 31 Dec 2002	1,040,000	105,152	258,287	(42,331)	521,415	1,882,523
Balance as at 1 Jan 2001						
- as previously reported	1,040,000	105,152	708,577	(81,314)	354,549	2,126,964
- change in accounting policy on investment property	-	-	339	-	(5,511)	(5,172)
- effect of adopting SAS 12	-	-	-	-	(26,791)	(26,791)
- as restated	1,040,000	105,152	708,916	(81,314)	322,247	2,095,001
Adjustment to goodwill taken to reserves in the prior year	-	-	-	-	2,949	2,949
Revaluation deficit on investment properties	-	-	(50,087)	-	-	(50,087)
Net currency translation adjustment	-	-	-	20,075	-	20,075
Transfer to income statement on disposal of subsidiary	-	-	(381,485)	-	-	(381,485)
Net (losses) / gains not recognised in income statement	-	-	(431,572)	20,075	2,949	(408,548)
Net profit after tax	-	-	-	-	248,384	248,384
Total recognised (losses) / gains for the financial year	-	-	(431,572)	20,075	251,333	(160,164)
Dividend for 2000	-	-	-	-	(31,408)	(31,408)
Balance as at 31 Dec 2001	1,040,000	105,152	277,344	(61,239)	542,172	1,903,429

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Explanatory Notes

i) Exchange fluctuation and other reserves increased by S$18.1 mil mainly due to translation gain on the Group's net foreign assets resulted from the strengthening of the Australian Dollar, Swiss Franc, Euro Dollar and Sterling Pound against the Singapore Dollar partially offset by the weakening of the US Dollar against the Singapore Dollar.

ii) Revaluation of investment properties are based on independent professional valuations carried out at the end of each financial year on the basis of open market value for existing use.

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
Balance as at 1 Jan 2002	1,040,000	105,152	11,731	600,198	1,757,081
Net currency translation adjustment	-	-	5,723	-	5,723
Net gains not recognised in income statement	-	-	5,723	-	5,723
Net profit after tax	-	-	-	31,893	31,893
Total recognised gains for the financial year	-	-	5,723	31,893	37,616
Dividend for 2001	-	-	-	(64,896)	(64,896)
Balance as at 31 Dec 2002	1,040,000	105,152	17,454	567,195	1,729,801
Balance as at 1 Jan 2001	1,040,000	105,152	(2,213)	38,036	1,180,975
Net currency translation adjustment	-	-	13,944	-	.13,944
Net gains not recognised in income statement	-	-	13,944	-	13,944
Net profit after tax	-	-	-	593,570	593,570
Total recognised gains for the financial year	-	-	13,944	593,570	607,514
Dividend for 2000	-	-	-	(31,408)	(31,408)
Balance as at 31 Dec 2001	1,040,000	105,152	11,731	600,198	1,757,081

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There have been no changes to the issued share capital of the Company since 31 December 2001.

Share Options

Under the Raffles Holdings Share Option Plan (the "Share Option Plan"), options for 14,384,800 unissued ordinary shares of S$0.50 each were granted during the financial year at the subscription price of S$0.50 per share. The options may be exercised one year after

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the date of grant and in accordance with a vesting schedule as laid down in the Plan rules. No shares of the Company were issued during the financial year by virtue of the exercise of options to take up unissued ordinary shares of the Company. As at 31 December 2002, there were 22,587,500 unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan, after accounting for 1,378,400 share options that were cancelled upon resignation of staff.

Performance Shares

The Performance Share Plan contemplate the award of fully paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company. During the financial year, the first grant of conditional awards aggregating 2,300,000 performance shares was made to certain key executives of the Group. Awards granted are only released when the pre-determined targets are achieved. The Group has provided S$230,000 (2001: NIL) in the 2002 profit and loss account.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

Not audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not audited.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the financial statements as at 31 December 2001.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

i) The comparative figures for the previous financial year have been adjusted or extended to take into account the requirements of the revised Singapore Statements of Accounting Standard No. 12 (SAS 12 (2001)) on Income Taxes which the Group adopted in 2002.

The net effect of the adoption of the revised standard on the net profit, opening revenue reserve and the net tangible asset was as follows:

	Increase / (decrease)	
S$'mil	Group	Company
Net profit for the financial year ended 31 December	17.9	-

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2001		
Opening revenue reserve as at 1 January 2001	(26.8)	-
Opening revenue reserve as at 1 January 2002	(9.0)	-
Net tangible asset as at 31 December 2001	(24.4)	-

ii) Prior to 1 January 2002, the Group's policy was to classify an entire property as investment property or property, plant and equipment depending on whether it is occupied substantially for usage, or in the operations of the Group. From 1 January 2002, the Group changed its accounting policy to separately account for units of a property where the units could be sold or leased out separately. This is to better reflect the substance and economic reality of the Group's principal activities. Units that are held to earn rentals or for capital appreciation are accounted for as investment property. These are treated as long-term investments and carried at their open market valuation. Owner-occupied units are treated as property, plant and equipment and carried at cost less accumulated depreciation. Transfers between investment property and property, plant and equipment are made when there is a change in use.

The change in accounting policy is applied retrospectively and the comparative figures are restated accordingly. The effect of this change in accounting policy on the current year is to increase depreciation of the Group for the financial years ended 31 December 2001 and 2002 by S$0.8 mil each.

The net effect of the adoption of the change in accounting policy on the net profit, opening revenue reserve and the net tangible asset was as follows:

	Increase / (decrease)	
S$'mil	Group	Company
Net profit for the financial year ended 31 December 2001	(0.4)	-
Opening revenue reserve as at 1 January 2001	(5.5)	-
Opening revenue reserve as at 1 January 2002	(5.9)	-
Net tangible asset as at 31 December 2001	(4.9)	-

iii) In the prior year, interest income from loan to an associated company was classified as finance income in the consolidated financial statement. During the financial year, such interest income was included as part of the Group's share of the results of the associated company. The change was to better reflect the substance of the loan, which in substance formed part of the Group's investment in the associated company.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	31 Dec 2002	31 Dec 2001

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(a)	Based on the weighted average number of ordinary shares on issue (cents)	2.16	11.94
(b)	On fully diluted basis (cents)	2.16	11.94

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31 Dec 2002 S$'000	31 Dec 2001 S$'000	31 Dec 2002 S$'000	31 Dec 2001 S$'000
Net asset value per ordinary share (S$)	0.96	0.96	0.83	0.84

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

For 2002, the Group achieved a net profit attributable to shareholders of S$45.0 mil on a 7.1% increase in turnover. Profit was underpinned by better contributions from operations of its core Hotels & Resorts business. This was inspite of slower economic growth, drop in international travel and decline in average Revenue Per Available Room ("RevPAR") for the global hospitality industry.

According to the Economic Intelligence Unit ("EIU"), global GDP grew 2.7% in 2002 over the previous year, a downward revision from its earlier forecast of 3.1%. In line with slower economic growth, IATA forecast international passenger traffic to fall by 0.3% in 2002.

In the fourth quarter of 2002 ("Q4 2002"), the Group achieved an overall RevPAR of S$147 on an Average Room Rate ("ARR") of S$222 and Average Occupancy Rate ("AOR") of 66.3%. This was a 15.9% increase over Q4 2001. The increase was driven by both higher occupancy and room rates. For 2002 as a whole, the Group achieved an overall RevPAR of S$144 on an ARR of S$217 and AOR of 66.4%. This was a decline of 2.8% compared to 2001 and was due mainly to lower room rates. The decline was in line with industry-wide average RevPAR which were reported by Deloitte & Touche Hotel Benchmark Survey and Smith Travel Research to decline across Europe (-4.0%), and US (-3.9%) while in the Asia-Pacific region RevPAR registered only a small increase (+1.4%) for the first eleven months of 2002.

(i) Turnover

	4th Quarter		12 months ended			
S$'mil	Q4 2002	Q4 2001	31 Dec 2002	31 Dec 2001	Change	%
Hotels & Resorts	102.7	92.6	382.8	326.4	56.4	17
Related Commercial	0.3	0.3	1.2	32.2	(31.0)	(96)

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Investment						
Total Turnover	**103.0**	**92.9**	**384.0**	**358.6**	**25.4**	**7**

In Q4 2002, the Group achieved an overall turnover of S$103.0 mil, an increase of 10.9% over the same period last year.

For the full year ended 31 December 2002, the turnover for the Group grew 7.1% to S$384.0 mil. Turnover in the Hotels & Resorts segment rose 17.3% as a result of better operating performance and the consolidation of the full 12-month revenue this year following the acquisition of Swissotel in June 2001. This more than offset the deconsolidation of all the turnover from the Related Commercial Investment segment following the 55% divestment of Tincel Properties (which owns Raffles City) in June 2001.

(ii) <u>Profitability</u>

	4th Quarter		12 months ended			
S$'mil	Q4 2002	Q4 2001	31 Dec 2002	31 Dec 2001	Change	%
Earnings before interest, tax, depreciation & amortisaton (EBITDA)						
Hotels & Resorts	14.0	(14.6)	54.8	27.0	27.8	103
Related Commercial Investment	5.7	1.3	26.2	39.2	(13.0)	(33)
Net exceptional gains / (losses)	14.2	(89.0)	31.0	242.3	(211.3)	(87)
Unallocated	1.6	2.9	5.2	8.2	(3.0)	(37)
Total EBITDA	**35.5**	**(99.4)**	**117.2**	**316.7**	**(199.5)**	**(63)**
Comprising:						
EBITDA before net exceptional gains	21.3	(10.4)	86.2	74.4	11.8	16
Net exceptional gains / (losses)	14.2	(89.0)	31.0	242.3	(211.3)	(87)
Profit After tax and extraordinary Items attributable to shareholders (PATMI)	**25.6**	**(96.3)**	**45.0**	**248.4**	**(203.4)**	**(82)**
Comprising:						
PATMI before net exceptional gains	11.4	(24.9)	17.9	(9.9)	27.8	n.m.
Net exceptional gains / (losses)	14.2	(71.4)	27.1	258.3	(231.2)	(90)

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In Q4 2002, the Group achieved better earnings before interest, tax, depreciation and amortisation (EBITDA) of S$35.5 mil and profit after tax and extraordinary items attributable to shareholders (PATMI) of $25.6 mil over Q4 2001. Both the Hotels & Resorts and Related Commercial Investment segments registered better operating performances.

For the full year ended 31 December 2002, the Group recorded an EBITDA of S$117.2 mil and PATMI of S$45.0 mil. These were lower compared with 2001 mainly because of the very significant exceptional gain arising from the 55% Tincel Properties divestment recognised in 2001.

On an operating basis without exceptional items, EBITDA grew 15.9% over 2001 from S$74.4 mil to S$86.2 mil. This was due to a S$27.8 mil increase in EBITDA contributions from the core Hotels & Resorts segment arising from better operating performance and the consolidation of 12 months of Swissotel performance compared with 7 months in 2001. This more than offset the lower contributions from the Related Commercial Investment segment as a result of equity accounting of 45% instead of 100% of Tincel Properties' performance following the divestment. PATMI grew S$27.8 mil over 2001 as a result of better EBITDA performance, lower interest expense, depreciation and tax.

The overall better operating performance was achieved although only part of the funds from the Tincel Properties divestment had been reinvested to generate replacement income. The Group will continue to source for investment opportunities which meet its financial and business objectives to reinvest the balance of the proceeds.

(iii) <u>Initiatives implemented in 2002</u>

Throughout the year, the Group implemented numerous strategic sales and marketing initiatives aimed at impacting top line revenue. Some of these included seasonal packages and promotions with airline and credit card partners targeted at the frequent business travellers, as well as leisure travellers. The Group introduced incentive programmes to encourage repeat business in the meetings and conference segment and signed preferred partnerships with agencies such as American Express International and Rosenbluth International. These initiatives have resulted in incremental room revenue of S$49.1 mil.

The Group also aggressively stepped up efforts on the e-commerce front with the launch of its new website www.raffles.com, with added features and functionality and increased its participation on third party travel sites. The Group's business from online internet channels has more than doubled.

The Group also continued to drive hotel operating cost reductions and operating synergies through a series of targetted programmes. Initiatives to reduce general and administration, property and maintenance and utilities costs were implemented in the year. The Swissotel and Raffles City hotels had been successfully integrated and the targetted full year savings arising from synergy, labour costs reductions and aggregated purchasing through e-procurement were exceeded.

During the year, the Group continued to drive management fee income and expand its portfolio. Management fee income grew 81.7% from S$26.3 mil to S$47.8 mil. A total 2,266 rooms were added to the Swissotel brand since its acquisition in June 2001, including the takeover of the management and re-flagging of Swissotel The Stamford, the re-branding of Swissotel Merchant Court in Singapore and the management contracts of two additional hotels in Turkey. Under the Raffles brand, 783 rooms were added with the takeover of the

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management and re-flagging of Raffles The Plaza, Singapore.

The Group also extended its global footprint into Japan with the signing of a strategic alliance with Hotel Okura Co., Ltd. (the "Okura Group"). The Okura Group has a portfolio of 23 hotels with 7,000 rooms in Japan and in selected international primary destinations. Under the alliance, both parties agree to actively explore business opportunities in the area of hotel development, acquisition of hotel management contracts, joint marketing and promotion activities and joint procurement, including e-procurement.

(iv) Review of operating performance

The Group regularly collects performance data through informal census and industry databases for the purposes of reviewing the performance of its hotels against their competitive sets.

Asia-Pacific

The Group managed 10 hotels in the Asia-Pacific region, of which 5 were wholly or majority-owned. Our Asia-Pacific hotels, excluding Singapore hotels, saw a RevPAR increase of 11.2% over 2001. This was achieved through an increase in occupancy, partly offset by a decline in average rates.

The Raffles Grand Hotel d'Angkor, Siem Reap, rated as the leading luxury resort in Cambodia, continued to outperform its competitors with a RevPAR premium of 165.2% in 2002. Raffles Hotel Le Royal, Phnom Penh, maintained its number one positioning although RevPAR declined 21.3% over 2001 due to weak market conditions and aggressive discounting by competitors.

The Group's China portfolio achieved double-digit RevPAR growth of 15.7% in 2002 due to increase in occupancy. Swissotel Beijing ended the year with a 29.2% improvement in RevPAR over 2001, compared with a 8.6% improvement achieved by its competitive set. Swissotel Dalian, ranked number one in its competitive set, maintained its RevPAR performance in 2002.

In Australia, RevPAR of the Merchant Court Hotel Sydney grew a significant 28.4% in 2002 over 2001 while its competitive set maintained its RevPAR during the same period. The RevPAR increase was occupancy driven which was partially offset by a city-wide room rate decline. The hotel's RevPAR ranking in its competitive set also improved from 5th position in 2001 to 2nd position in 2002.

In Thailand, Merchant Court Hotel Le Concorde, Bangkok maintained high occupancy levels throughout the year although its RevPAR declined 2.1% over 2001.

In Singapore, operating conditions continued to be difficult with a decline in visitor arrivals from major source markets of Japan (-6.9%), USA (-5.0%), Hong Kong (-3.2%) and Taiwan (-3.9%). RevPAR for the Group's portfolio of hotels in Singapore ended the year ahead of the forecast industry average.

Raffles Hotel maintained its 2001 RevPAR performance, while that of its competitive set declined by 2.6%. The RevPAR of Swissotel Merchant Court Hotel Singapore declined in line with its competitive set but it maintained its premium above the competitive set average. RevPAR for the Raffles City hotels saw a decline of 16.2% from 2001, compared with the forecast 12.7% decline for the "very large hotels" category in Singapore. The decline in RevPAR was due to the weak corporate travel segment as a result of an

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uncertain world economic climate.

Europe and The Mediterranean

The Group managed 14 hotels in the region, of which 6 were wholly or majority-owned and two were leased properties. Overall, the region achieved a RevPAR of S$159 in 2002, a 5.2% improvement over the preceding year.

In London, the Raffles Brown's Hotel's RevPAR increased 3.4% while those of its competitive set declined 7.1% in 2002 compared to the previous year. RevPAR of Swissotel The Howard declined 7.5% over the same period as the hotel's extensive renovation work during the year impacted average room rates. This was achieved against a continued weak corporate market which had historically been a key demand generator for hotels in London.

Overall, the Group's hotels in Germany registered an average RevPAR increase of 4.9% over 2001 while their competitive sets improved 2.9%. The increase was driven by both the improvement in average room rates and occupancy. Raffles Hotel Vier Jahreszeiten ended 2002 with a 7.0% increase in RevPAR over the preceding year compared with 1.5% for its competitive set. This was a result of the hotel's strategy to shift business from the corporate segment to the high yielding leisure individual segment. Swissotel Dusseldorf's RevPAR declined 5.2% in 2002 while that of its competitive set declined 3.3%. Since opening in August 2001, Swissotel Berlin has continued to gain market share, with RevPAR increasing by 54.9%.

In Switzerland, Le Montreux Palace, Swissotel Zurich and Swissotel Basel all achieved RevPAR premiums over their competitive sets in 2002. Both Le Montreux Palace and Swissotel Zurich continued to lead their competitive sets in 2002. Swissotel Basel outperformed its competitive set marginally while Swissotel Geneva increased RevPAR at a lesser rate compared to its competitive set.

Swissotel Amsterdam performed better that its competitive set in 2002, with a 8.2% increase in RevPAR compared with a 3.4% increase of its competitive set.

In 2002, in Turkey, Swissotel Istanbul led its competitive set with a 24.2% RevPAR premium over its competitive set while the Swissotel Gocek increased its RevPAR by 44.6% over 2001.

The Americas

The Group managed 7 hotels in the Americas, of which one was wholly-owned. The Group's hotels in the Americas achieved an overall RevPAR of S$208 in 2002, a 3.4% decline over 2001 versus an industry decline of 4.7% for upscale hotels over the same period.

In 2002, the Swissotel New York increased its RevPAR through innovative marketing initiatives, in line with the RevPAR growth of its competitive set. Swissotel Atlanta maintained its RevPAR while that of its competitive set declined 5.0%. Swissotel Boston's RevPAR declined 8.6% over 2001 and its competitive set declined 2.8%. To counter an extremely competitive market, Swissotel Chicago focused on increasing occupancy, resulting in an occupancy improvement of 2.4% over the previous year. However, RevPAR declined 7.6% compared with a competitive set decline of 4.6%. For 2002, Raffles L'Ermitage in Beverly Hills achieved a RevPAR premium of 3.9% over its competitive set of luxury hotels.

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During 2002, Swissotel Quito and Swissotel Lima continued to maintain their RevPAR premiums over their respective competitive sets.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In its Q3 2002 results announcement, it was stated that although the Group expected operating conditions to remain challenging for the rest of 2002 in line with industry outlook, results from operations for Q4 2002 and the whole of 2002 are expected to improve over the corresponding periods in 2001. The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Market outlook

According to the EIU, global GDP is expected to grow by 3.2% in 2003, a downward revision from its earlier forecast of 3.6%. While this is expected to flow through in demand for international travel and the lodging industry, most industry commentators do not expect a full recovery in the hospitality industry before 2004. North America and Asia are expected to lead the recovery ahead of Europe.

For 2003, the lodging industry is expected to continue to be impacted by the weak corporate travel market as a result of slower economic growth. Global industry room rates are forecast to remain flat or decline slightly while occupancy rates are expected to remain stable or increase slightly in the later part of 2003.

Initiatives for 2003

The Group will continue to push its topline initiatives and cost containment programmes in 2003. The Group has introduced, on a chain wide basis, customer and market share retention strategies. These include "*Raffles Direct*", to provide additional internet booking options for travellers and "*Raffles Palm Club*", a sales programme for small and medium enterprises. Encouraged by the success of the "*Book It, Bank It*" incentive programme targeted at the conference market, in the Americas, the Group will roll out this program in Asia and Europe in 2003. In addition, the Group will increase its direct sales representation in India and China, which are emerging markets for its hotels in Asia-Pacific. In Food & Beverage, the Group will drive revenue through catering initiatives, bar concepts and more aggressive marketing efforts in restaurants.

In the area of cost savings, the Group will continue to reduce costs and improve efficiency by exploring ways to restructure costs to increase flexibility, re-negotiate purchase arrangements with vendors and push for savings through aggregation of purchases through hospitalitybex, our e-procurement subsidiary company.

The Group will continue to leverage in its strong balance sheet and selectively pursue growth opportunities in its core hotel business in targetted key international destinations.

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Outlook for the next reporting period and next 12 months
In line with the economic and industry outlook, the Group expects operating conditions to remain challenging in 2003. Performance of operations in 2003 is expected to remain flat compared with 2002. The Group expects to be profitable for Q1 2003 and for the whole year.

This has not factored in any potential outbreak of hostile actions which would disrupt global economic growth, international travel and the lodging industry.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	4 % per ordinary share (less tax)
Par value of shares	S$0.50
Tax Rate	22.0%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final	Bonus Dividend
Dividend Type	Cash	Cash
Dividend Rate	4 % per ordinary share (less tax)	4 % per ordinary share (less tax)
Par value of shares	S$0.50	S$0.50
Tax Rate	22.0%	22.0%

(c) Date payable

The dividend is payable on 30 May 2003.

(d) Books closure date

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 8th Annual General Meeting of the Company for the declaration of the first and final dividend which will be paid on 30 May 2003, the Transfer Books and Register of Members of the Company will be closed on 9 May 2003.

Register transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00pm on 8 May 2003 will be registered to determine shareholders' entitlement to the proposed dividends.

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12. If no dividend has been declared/recommended, a statement to that effect

NA

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

(a) Primary reporting - business segments

31 Dec 2002 S$'000	Hotels & Resorts	Related Commercial Investment	Eliminations	Consolidated
Turnover				
External sales	382,789	1,207	-	383,996
Inter-segment sales	-	-	-	-
	382,789	1,207	-	383,996
	Hotels & Resorts	**Related Commercial Investment**	**Unallocated**	**Consolidated**
Results				
Profit on operating activities	**27,978**	**1,207**	**(27)**	**29,158**
Share of results of associated companies	11,529	24,970	-	36,499
Profit before interest and tax	**39,507**	**26,177**	**(27)**	**65,657**
Finance income				5,205
Finance costs				(9,620)
Profit before tax				**61,242**
Income tax expense				(12,472)
Profit after tax				48,770
Minority interests				(3,787)
Net profit after tax attributable to shareholders				**44,983**
	Hotels & Resorts	**Related Commercial Investment**	**Unallocated**	**Consolidated**
Other information				
Segment assets	1,458,753	-	255,175	1,713,928
Associated companies	367,776	363,199	-	730,975

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Consolidated total assets	1,826,529	363,199	255,175	2,444,903
Segment liabilities	121,361	-	335,013	456,374
Capital expenditure	47,623	-	-	47,623
Depreciation	45,655	-	-	45,655
Amortisation	623	-	27	650

31 Dec 2001 S$'000	Hotels & Resorts	Related Commercial Investment	Eliminations	Consolidated
Turnover				
External sales	326,446	32,156	-	358,602
Inter-segment sales	-	562	(562)	-
	326,446	32,718	(562)	358,602

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Results				
Profit on operating activities	**42,904**	**204,497**	**(20)**	**247,381**
Share of results of associated companies	(1,342)	11,747	-	10,405
Profit before interest and tax	**41,562**	**216,244**	**(20)**	**257,786**
Finance income				8,241
Finance costs				(21,771)
Profit before tax				**244,256**
Income tax expense				(15,971)
Profit after tax				228,285
Minority interests				20,099
Net profit after tax attributable to shareholders				**248,384**

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,392,261	-	311,102	1,703,363
Associated companies	376,346	379,382	-	755,728
Consolidated total assets	1,768,607	379,382	311,102	2,459,091
Segment liabilities	135,506	-	319,539	455,045
Capital expenditure *	351,109	-	-	351,109
Depreciation	48,202	214	-	48,416
Amortisation	2,208	-	20	2,228

* The 31 December 2001 figure included S$309,336,000 of property, plant and equipment acquired along with the acquisition of Swissotel.

(b) Secondary reporting - geographical segments

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	31 Dec 2002	31 Dec 2001
	S$'000	S$'000
Turnover	140,431	192,698
Asia-Pacific	206,993	142,347
Europe	36,572	23,557
Americas	383,996	358,602
EBITDA		
Asia-Pacific	60,233	377,570
Europe	37,957	(28,842)
Americas	18,977	(32,057)
	117,167	316,671
EBIT		
Asia-Pacific	38,194	348,066
Europe	17,310	(46,728)
Americas	15,358	(35,311)
	70,862	266,027
Total assets		
Asia-Pacific	1,605,654	1,688,203
Europe	722,448	647,726
Americas	116,801	123,162
	2,444,903	2,459,091
Capital expenditure *		
Asia-Pacific	9,968	12,918
Europe	36,266	335,643
Americas	1,389	2,548
	47,623	351,109

* The 31 December 2001 figure included S$309,336,000 of property, plant and equipment acquired along with the acquisition of Swissotel.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

a) For analysis of material changes by business segment, please refer to paragraph 8.

b) <u>Analysis by geographical segment</u>

<u>Turnover</u>

Turnover of Asia-Pacific segment decreased by S$52.3 mil from S$192.7 mil to S$140.4 mil mainly due to deconsolidation of Tincel Properties following the 55% divestment.

Turnover of Europe and Americas segments increased by S$64.7 mil and S$13.0 mil respectively as a result of the consolidation of the full 12-month revenue of Swissotel this year following the acquisition in June 2001.

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EBITDA

EBITDA of Asia-Pacific segment decreased by S$317.4 mil from S$377.6 mil to S$60.2 mil mainly due to the large exceptional gain arising from 55% divestment of Tincel Properties in 2001 and lower contribution of Tincel Properties in 2002 when the Group equity accounted for 45% interest instead of 100% following the divestment.

EBITDA of Europe and Americas segments increased in 2002 mainly because of one-time provisions in 2001 for certain post-completion matters relating to Swissotel acquisition and the consolidation of full 12-month performance of Swissotel this year following the acquisition in June 2001.

15. A breakdown of sales

		Group		
		31 Dec 2002 S$'000	31 Dec 2001 S$'000	Increase / (decrease) %
(a)	Sales reported for first half year	190,129	179,503	6
(b)	Operating profit / loss after tax before deducting minority interests reported for the first half year	20,565	348,820	(94)
(c)	Sales reported for second half year	193,867	179,099	8
(d)	Operating profit / loss after tax before deducting minority interests reported for the second half year	28,205	(120,535)	n.m.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	32,448	64,896
Preference	0	0
Total:	32,448	64,896

17. Interested persons transactions disclosure pursuant to Shareholders' Mandate *

Interested Party	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Group	13,800	1,700
Temasek Group	-	1,080
Total	13,800	2,780

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* As renewed at Annual General Meeting on 16 April 2002

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
28 January 2003

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MASNET No. 22 OF 28.01.2003
Announcement No. 22

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Press Release on Financial Statements for the twelve months ended 31 December 2002

• RAFFLES HOLDINGS ACHIEVED S$45 MILLION NET PROFIT ON 7% INCREASE IN TURNOVER

• BETTER CONTRIBUTIONS FROM CORE HOTEL BUSINESS

FINANCIAL HIGHLIGHTS		
(S$ million)	Full Year 2002	Full Year 2001
Turnover	384.0	358.6
Earnings before interest, taxes, depreciation and amortisation (EBITDA) - with exceptional items - without exceptional items	117.2 86.2	316.7 74.4
Profit attributable to shareholders (PATMI) - with exceptional items - without exceptional items	45.0 17.9	248.4 (9.9)

• ACHIEVED PATMI OF S$45M ON 7% INCREASE IN TURNOVER FOR 2002

- Operating EBITDA (before EI) grew 16% to S$86.2m. This was due to S$27.8m increase in EBITDA contributions from core Hotels & Resorts segment arising from better operating performance and consolidation of 12 months Swissotel performance.

- PATMI for operations before EI grew S$27.8m as a result of better EBITDA performance, lower interest expense, depreciation & tax.

- Total PATMI was lower than 2001 because of the very large S$258.3m exceptional gain arising from the 55% Tincel divestment recognized in 2001.

• GROUP PERFORMED WELL RELATIVE TO COMPETITORS IN A SOFT MARKET

- "The core hotel business turned in better operating performance and the Group

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maintained RevPAR rankings of its hotels against their competitive sets across the network.

- The various initiatives to drive top-line and contain costs have successfully resulted in incremental gross room revenue of S$49.1m and achieved savings exceeding our full-year targets."

Richard C. Helfer, President & CEO, Raffles Holdings Limited

• GROUP IS WELL POSITIONED FOR AN INDUSTRY REBOUND

- "The operating conditions of the global lodging industry are expected to remain challenging in 2003.

- The Group will continue to drive top-line and cost containment initiatives.

- The Group will also leverage on its strong Balance Sheet and selectively pursue growth opportunities in its core hotel business."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

About Raffles Holdings Limited

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is the leading hotel chain headquartered in Asia Pacific having an approximately 12,000-room portfolio comprising hotels and resorts in 32 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveler, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include the legendary Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux.

Raffles International also operates one of the largest spa networks in the world – Amrita Spa – which is found in 10 locations, including Raffles L'Ermitage Beverly Hills in California, Swissôtel Quito in South America and Le Montreux Palace in Switzerland; as well as the SPAcademy, Singapore's premier spa education and skills training institute.

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The Raffles International Training Centres in Singapore and Phnom Penh offer training programmes for the hospitality and service industry.

About CapitaLand Limited

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

For more information, please contact:
Lim Li Chuen (Ms)
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Appendix A

RAFFLES HOLDINGS' PORTFOLIO	
Asia Pacific - 5,124 rooms and suites	
Raffles Hotel, Singapore	103
RafflesGrand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Swissotel The Stamford, Singapore	1263
Raffles The Plaza, Singapore	783
Merchant Court Hotel, Sydney, Australia	361
Swissotel Merchant Court Hotel, Singapore	476
Merchant Court at Le Concorde, Bangkok, Thailand	410
Swissotel Beijing, China	462
Swissotel Dalian, China	415
Raffles Resort Bali at Jimbaran, Indonesia (under development)	210
Raffles Resort Bintan, Indonesia (under development)	300
The Americas - 2,862 rooms and suites	
Raffles L'Ermitage Beverly Hills, Los Angeles, USA	124

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Swissotel Atlanta, USA	365
Swissotel Boston, USA	501
Swissotel Chicago, USA	632
Swissotel New York, The Drake, USA	495
Swissotel Washington, The Watergate, USA*	251
Swissotel Lima, Peru	244
Swissotel Quito, Ecuador	250
* under marketing representation	
Europe - 2,491 rooms and suites	
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Raffles Brown's Hotel, London, England	118
Le Montreux Palace, Montreux, Switzerland	235
Swissotel Amsterdam, The Netherlands (Leased)	106
Swissotel Basel, Switzerland	238
Swissotel Dusseldorf, Germany	246
Swissotel Geneva, Metropole, Switzerland	128
Swissotel London, The Howard, England	156
Swissotel Zurich, Switzerland	347
Swissotel Berlin, Germany (Leased)	316
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain (under development)	160
Swissotel Frankfurt, Germany (under development)	285
Mediterranean - 1,651 rooms and suites	
Swissotel Gocek, Turkey	557
Swissotel Istanbul, The Bosphorus, Turkey	567
Swissotel Izmir	174
Swissotel Bursa	353

Submitted by Emily Chin, Company Secretary on 28/01/2003 to the SGX